Execution Version

AGREEMENT AND PLAN OF MERGER

DATED AS OF MARCH 4, 2005

by and among

BEL FUSE INC.

BEL WESTBORO INC.,

and

GALAXY POWER INC.

Execution Version

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 4, 2005 (this “Agreement”), is entered into by and among (i) BEL FUSE INC., a New Jersey corporation (the “Parent”), (ii) BEL WESTBORO INC., a Massachusetts corporation and a wholly-owned subsidiary of the Parent (the “Acquirer”), and (iii) GALAXY POWER INC., a Massachusetts corporation (the “Company”).

RECITALS

WHEREAS, the Company manufactures and sells high current, high density dc to dc converters and supplying products to the telecommunications, computer and networking industries (the “Business”);

WHEREAS, the Company has authorized capital stock consisting of 2,000,000 shares of common stock, par value $.01 per share (“Company Common Stock”), of which 914,463 shares are issued and outstanding as of the date hereof;

WHEREAS, the Company has outstanding options to purchase an aggregate of 153,500 shares of Company Common Stock (“Company Options”), 129,750 of which are exercisable as of the date hereof and/or will be exercisable immediately preceding or as a result of the closing of the transactions contemplated hereby (“Eligible Company Options”) and has outstanding warrants for the purchase of an aggregate of 278,447 shares of Company Common Stock (“Company Warrants”), all of which are exercisable as of the date hereof;

WHEREAS, the stockholders of the Company identified on Exhibit A annexed hereto (the “Principal Stockholders”) own, not less than two-thirds of the issued and outstanding shares of Company Common Stock and have entered into that certain Voting Agreement, dated on even date herewith, by and among the Parent, the Acquirer and the Principal Stockholders, pursuant to which the Principal Stockholders have committed to voting in favor of the transactions contemplated by this Agreement at any meeting of the Company’s stockholders for the purpose of approving the transactions contemplated by this Agreement (the “Voting Agreement”); and

WHEREAS, the Boards of Directors of each of the Parent, the Acquirer, and the Company believe that the merger of the Acquirer with and into the Company, pursuant to which the shares of Company Common Stock would be exchanged for cash consideration and the Eligible Company Options and Company Warrants would be exchanged for cash consideration net of their applicable exercise price (the “Merger”), would be advantageous and beneficial to their respective corporations and stockholders.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows:

ARTICLE 1

THE MERGER

Section 1.1. Closing and Effective Date of Merger. Subject to and upon the terms and conditions set forth in this Agreement, the closing of the transactions contemplated under this Agreement (the “Closing”) will be held at the offices of Bowditch & Dewey, LLP, 311 Main Street, Worcester, Massachusetts 01608 at 10:00 AM Eastern Time, on the fifth Business Day following the satisfaction or waiver of all conditions set forth in Articles 5 and 6 hereof, or such other date, place or time as may be agreed upon among the parties hereto (the “Closing Date”). Upon consummation of the Closing, the Company and the Acquirer shall cause to be definitively executed and delivered to each other articles of merger (the “Articles of Merger”) consistent with the terms hereof and prepared in accordance with the Massachusetts Business Corporation Act (“MBCA”) and cause the Articles of Merger to be duly filed with the Secretary of the Commonwealth for the Commonwealth of Massachusetts in order to cause the Merger to become effective under, and in accordance with, the laws of the Commonwealth of Massachusetts and this Agreement. The Merger shall become effective on the date and at the time of the filing of the Articles of Merger with the Secretary of the Commonwealth for the Commonwealth of Massachusetts, or at such later time as shall be agreed upon by the Company and the Acquirer and as shall be set forth in the Articles of Merger (the “Effective Time”). The date on which the Effective Time occurs shall be referred to herein as the “Effective Date.” For all purposes, all of the document deliveries and other actions to occur at the Closing will be conclusively presumed to have occurred at the same time, immediately before the Effective Time.

Section 1.2. Terms and Conditions of Merger. At the Effective Time, pursuant to this Agreement and the Articles of Merger, automatically and without further action:

(a) The Acquirer shall be merged with and into the Company and the separate existence of the Acquirer shall cease.

(b) The Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

(c) The effect of the Merger will be as provided in the applicable provisions of the MBCA.

(d) All of the estates, properties, rights, privileges, powers and franchises of the Company and the Acquirer and all of their property, real, personal and mixed, and all debts due on whatever account to either of the Company or the Acquirer shall vest in the Surviving Corporation, without further act or deed, except as contemplated by this Agreement.

(e) The Surviving Corporation shall be responsible for all of the liabilities and obligations of each of the Company and the Acquirer and the liabilities of the Company and the Acquirer shall not be affected nor shall the rights of creditors thereof or of any Persons dealing with the Company or the Acquirer be impaired.

(f) The Articles of Organization of the Company shall be amended in the Merger to read in its entirety as set forth on Annex A to the Articles of Merger and as so amended shall be the Articles of Organization of the Surviving Corporation until thereafter amended as provided therein and by law.

(g) The By-laws of the Acquirer, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided therein and by law.

(h) From and after the Effective Time, the Board of Directors of the Surviving Corporation will consist of the individuals set forth on Exhibit B. Each such director will hold office, subject to the applicable provisions of the Articles of Organization and the By-Laws of the Surviving Corporation, until the next annual meeting of stockholders of the Surviving Corporation and until his/her successor shall be duly elected or appointed and shall duly qualify. If, at or after the Effective Time, a vacancy shall exist in such Board of Directors by reason of death or inability to act, or for any other reason, such vacancy may be filled in the manner provided in the By-Laws of the Surviving Corporation.

(i) From and after the Effective Time, the individuals set forth on Exhibit C shall be the officers of the Surviving Corporation and shall act as such and hold the offices set forth opposite their names until their respective successors are duly elected or appointed and qualified. If, at or after the Effective Time, a vacancy shall exist in any of the offices of the Surviving Corporation by reason of death or inability to act, or for any other reason, such vacancy may be filled in the manner provided in the By-Laws of the Surviving Corporation.

(j) Each issued and outstanding share of the capital stock of the Acquirer shall be converted into and represent the right to receive ten (10) shares of common stock, par value $0.01 per share, of the Surviving Corporation, whereupon the Parent shall own all of the issued and outstanding capital stock of the Surviving Corporation.

(k) Subject to Section 1.3(b), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash equal to the quotient of dividing the Gross Merger Proceeds by the number of Fully Diluted Shares (the “Per Share Closing Amount”). The Per Share Closing Amount less the Per Share/Option/Warrant Escrow Amount (calculated in the manner provided for in Section 1.3(b)) shall be referred to herein as the “Adjusted Per Share Closing Amount.”

(l) Each holder of an Eligible Company Option and each holder of a Company Warrant shall be entitled to receive, subject to Section 1.3(b), with respect to each share of Company Common Stock subject to a Company Option or a Company Warrant, an amount in cash equal to the excess, if any, of the Per Share Closing Amount over the applicable exercise price of such Eligible Company Option or Company Warrant (the “Per Option/Warrant Share Closing Amount”). The Per Option/Warrant Share Closing Amount for each applicable Company Option and Company Warrant less the Per Share/Option/Warrant Escrow Amount (calculated in the manner provided for in Section 1.3(b)) shall be referred to herein as the “Adjusted Option/Warrant Per Share Closing Amount.”

(m) Each share of Company Common Stock held as treasury stock by the Company shall be canceled and retired, and shall cease to exist, and no payment shall be made with respect thereto.

Section 1.3. Payment for Stock; Procedures.

(a) As of the Effective Time, either the Parent or the Acquirer (as shall be determined by the Parent and the Acquirer, the “Paying Party”) shall deposit with the Exchange Agent for the benefit of the holders of shares of Company Common Stock (who are not Dissenting Stockholders), Eligible Company Options and Company Warrants, cash in an amount equal to the Adjusted Closing Cash Merger Proceeds less the Escrow Amount and less the amount, if any, the Paying Party is entitled to retain pursuant to Section 1.3(e). The amount required to be deposited pursuant to this Section 1.3(a) is referred to herein as the “Exchange Fund.”

(b) At the Closing, the Paying Party shall deliver to the Escrow Agent, on behalf of the Company Stockholders, Company Optionholders and Company Warrant Holders, the Escrow Amount, which Escrow Amount shall be held in an account pursuant to the terms of the Escrow Agreement. The Company Stockholders, Company Optionholders and Company Warrant Holders shall be deemed to have contributed to the Escrow Amount an amount equal to the Per Share Escrow Amount multiplied by, (i) with respect to the Company Stockholders, the number of shares of Company Common Stock owned by the Company Stockholder immediately prior to the Effective Time and (ii) with respect to the Company Optionholders and Company Warrant Holders, the number of shares of Company Common Stock issuable upon the full exercise of all Eligible Company Options held by the Company Optionholder immediately prior to the Effective Time and all Company Warrants held by Company Warrant Holders immediately prior to the Effective Time (in each instance, a “Per Share/Option/Warrant Escrow Amount”).

(c) The Parent, the Acquirer and the Company have previously agreed upon forms of (i) a notice and letter of transmittal (which shall specify that delivery of the Certificate or Certificates held by a Company Stockholder, Option Documents held by Company Optionholders or Warrant Documents held by a Company Warrant Holder shall be effected, and risk of loss and title to such Certificate, Certificates, Option Documents or Warrant Documents shall pass, only upon proper delivery of such Certificate, Certificates, Option Documents or Warrant Documents to the Paying Party, each as the case may be) and (ii) instructions for use in effecting the surrender of such Certificate, Certificates, Option Documents or Warrant Documents, in each case, that the Paying Party will require in order for the Company Stockholders, Company Optionholders or Company Warrant Holders to obtain payment in respect of shares of Company Common Stock, Eligible Company Options or Company Warrants, as the case may be. Such instructions shall provide, among other things, that each Certificate surrendered shall be duly endorsed or otherwise accompanied by a stock power or other instrument of transfer, in form satisfactory to the Paying Party. As soon as practicable after the Effective Time, the Surviving Corporation shall send to each Person who was, at the Effective Time, a Company Stockholder, a Company Optionholder or a Company Warrant Holder a copy of the foregoing materials (in the forms to be mutually agreed upon by the Parent and the Company). Upon surrender to the Exchange Agent after the Effective Time of Certificates for cancellation, together with such letter of transmittal duly executed and such other documents as the Exchange Agent may reasonably require, each such Company Stockholder shall be entitled to receive in exchange therefor the Adjusted Per Share Closing Amount multiplied by the number of shares of Company Common Stock represented by such Certificates and the Certificates so surrendered shall then be canceled. Subject to Section 1.4, until surrendered as contemplated by this Section 1.3(c), each Certificate from and after the Effective Time shall be deemed to represent only the right to receive, upon such surrender, the amount of cash described herein. Upon surrender to the Exchange Agent after the Effective Time of Option Documents or Warrant Documents for cancellation, together with such letter of transmittal duly executed and such other documents as the Exchange Agent may reasonably require, such Company Optionholder or Company Warrant Holder shall be entitled to receive in exchange therefor the applicable Adjusted Option/Warrant Per Share Closing Amount multiplied by the number of shares of Company Common Stock issuable upon the full exercise of such Eligible Company Option or Company Warrant and the Option Documents or Warrant Documents so surrendered shall then be canceled. Subject to Section 1.4, until surrendered as contemplated by this Section 1.3(c), each Option Document or Warrant Document from and after the Effective Time shall be deemed to represent only the right to receive, upon such surrender, the amount of cash described herein. To the extent that any amounts are properly withheld by the Paying Party or the Exchange Agent for the payment of withholding Taxes from a Company Stockholder’s Adjusted Per Share Closing Amount or a Company Optionholder’s or a Company Warrant Holder’s Adjusted Option/Warrant Per Share Closing Amount, then such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Company Stockholder, the Company Optionholder or the Company Warrant Holder from whom such deduction and withholding were made by the Paying Party, and the Surviving Corporation shall be obligated as an employer of such Company Stockholder, Company Optionholder or Company Warrant Holder to report and/or pay such withheld amounts to the appropriate Government Entities.

(d) In the case of Company Stockholders, in the event any Certificate shall have been lost, stolen or destroyed, upon receipt of an affidavit as to such loss, theft or destruction and to the ownership of such Certificate by the Company Stockholder claiming such Certificate to be lost, stolen or destroyed, the receipt by the Paying Party of appropriate and customary indemnification and the receipt by the Paying Party of any other required documents (in each case, as reasonably satisfactory to the Paying Party), the Paying Party will pay and distribute to such Company Stockholder the Adjusted Per Share Closing Amount multiplied by the number of shares of Company Common Stock represented by such lost, stolen or destroyed Certificate.

(e) If any stockholders of the Company exercise, perfect and/or reserve their appraisal or dissenters rights pursuant to, and in accordance with, the MBCA and if such stockholders or any of them do not withdraw such stockholder’s or stockholders’ demand for appraisal prior to the expiration of the period of time during which such stockholders or stockholder are permitted to effect such withdrawal under the MBCA (each, a “Dissenting Stockholder”), then immediately after the expiration of such period of time, the Paying Party shall (i) retain the amounts which otherwise would have been contributed to the Exchange Fund and paid to each such Dissenting Stockholder pursuant to Section 1.2(k); and (ii) in accordance with Section 13.24 of the MBCA, pay to each such Dissenting Stockholder the amount which is required to be paid to such Dissenting Stockholder pursuant to Section 13.24 of the MBCA.

Section 1.4. Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, with respect to any shares of Company Common Stock held by Dissenting Stockholders (the “Dissenting Shares”) in accordance with the MBCA, such Dissenting Shares shall not be converted into or represent the right to receive the consideration payable pursuant to this Agreement upon consummation of the Merger, but, instead, the Dissenting Stockholders shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with the provisions of the MBCA, unless and to the extent that any Dissenting Stockholders shall have irrevocably forfeited his/her right to appraisal under the MBCA or irrevocably withdrawn its demand for appraisal. If any Dissenting Stockholders has so irrevocably forfeited or withdrawn its right to appraisal of Dissenting Shares, then, as of the occurrence of such event, such Dissenting Stockholders shares of Company Common Stock shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the consideration payable in respect of such shares pursuant to this Agreement, which payments shall be made pursuant to the terms of this Agreement.

Section 1.5. No Further Transfers. After the Effective Time, there shall be no further registration of transfer on the stock transfer books of the Company of any shares of Company Stock. If, after the Effective Time, any Certificate is presented (for transfer or otherwise) to the Surviving Corporation, such Certificate shall be canceled and, subject to Section 1.2(k) and the procedures provided for in Section 1.3 hereof, payment shall be made of the consideration provided for in this Agreement in respect of the number of shares of Company Common Stock represented by such Certificate.

Section 1.6. Termination of Rights. After the Effective Time, (a) holders of Company Common Stock will cease to be, and will have no rights as, stockholders of the Company, and such holders’ rights will consist only of (i) in the case of shares of Company Common Stock other than Dissenting Shares, the right to receive the consideration provided for in this Agreement in respect of such shares, without interest, and (ii) in the case of Dissenting Shares, the rights afforded to the holders thereof under the applicable provisions of the MBCA, (b) holders of Eligible Company Options shall be entitled to receive only the consideration provided for in this Agreement in respect of such Eligible Company Options, and (c) holders of Company Warrants shall be entitled to receive only the consideration provided for in this Agreement in respect of such Company Warrants. Until surrendered for cancellation in accordance with the provisions of this Article 1, each stock certificate representing shares of Company Common Stock shall, from and after the Effective Time, represent (i) in the case of shares other than Dissenting Shares, the right to receive the consideration provided for in this Agreement in respect of such shares and (ii) in the case of Dissenting Shares, the rights afforded to the holders thereof under the applicable provisions of the MBCA.

Section 1.7. Working Capital Adjustment.

(a) Delivery of Accounts Receivable Report. At least three (3) Business Days prior to the Closing, the Company shall deliver to the Parent a report estimating all of the Accounts Receivable as of the Closing Date (the “Estimated Accounts Receivable Report”). The Estimated Accounts Receivable Report shall (i) identify the dollar amount of each Account Receivable and (ii) include an aging schedule for the Company’s Accounts Receivable reflecting, as of the Closing Date, the aggregate amount of the Accounts Receivable outstanding: (i) 30 days or less; (ii) more than 30 days but less than or equal to 60 days; (iii) more than 60 days but less than or equal to 90 days; and (iv) more than 90 days. The aggregate dollar amount of the Accounts Receivable evidenced on the Estimated Accounts Receivable Report (the “Estimated Accounts Receivable Amount”) shall be determined in a manner consistent with GAAP and take into consideration the Company’s then current reserve for bad debts.

(b) Taking of Inventory; Joint Inventory Report. No more than five (5) days immediately preceding the Closing Date, the parties shall take the following actions (the “Inventory Audit”):

(i) the Company shall deliver to the Parent a certificate which identifies all raw materials to which the Company owns good and marketable title and are (1) in transit to the Company, (2) located at the Facility or (3) located at an Off-Site Warehouse (collectively, the “Raw Materials”);

(ii) the Company shall deliver to the Parent a certificate which identifies (1) all finished goods located at the Facility or (2) located at an Off-Site Warehouse (collectively, the “FG”); and

(iii) the Company shall deliver to the Parent a certificate which identifies all of the Company’s work-in-process inventory located at the Facility (the “WIP”).

Upon receipt of the certificates referenced in items (i), (ii) and (iii) above (the “Inventory Certificates”), the Parent shall have the right prior to the Closing to audit the accuracy of the Inventory Certificates and should the Parent identify any inaccuracies in the Inventory Certificates, the Parent shall have the right to require representatives of the Company and the Parent to conduct a physical audit as of the Closing of all or any portion of the Raw Materials, FG or WIP. In the event that any physical audit reveals an inaccuracy in any of the Inventory Certificates, the Company shall so amend the applicable Inventory Certificate(s). Once the Parent is satisfied with the content of the Inventory Certificates, as amended, if applicable, the Company and the Parent shall jointly prepare a report (the “Inventory Report”) which (i) details, for each type of Raw Material, WIP and FG, the number, amount and/or weight, as applicable, of items of such type identified on the Inventory Certificates, (ii) sets forth the agreed upon per-item values set forth in Exhibit D for each type of Raw Material, WIP and FG (the “Agreed Upon Inventory Values”), (iii) multiplies the Agreed Upon Inventory Values for each type of Raw Materials, WIP and FG by the number, amount and/or weight, as applicable, as identified in the Inventory Certificates (each an “Inventory Category Value”) and (iv) determines the aggregate value of the Raw Materials, WIP and FG by adding the Inventory Category Values (the “Closing RM/WIP/FG Amount”).

(c) Closing Report. On the Closing Date, the Company shall deliver to the Parent a report (“Estimated Closing Report”) which identifies (i) the Estimated Accounts Receivable Amount, (ii) the Closing RM/WIP/FG Amount, and (iii) the Company’s estimate of (A) its cash and cash equivalents as of the Closing Date (the “Cash Amount”), (B) its prepaid assets as of the Closing Date (the “Prepaid Assets Amount”) and (C) its current liabilities as of the Closing Date (the “Liabilities Amount”), in each case determined in accordance with GAAP and in a manner consistent with the preparation of the Financial Statements. The sum of the estimated Accounts Receivable Amount plus the Closing RM/WIP/FG Amount plus the Cash Amount plus the Prepaid Assets Amount and minus the Liabilities Amount, as set forth in the Estimated Closing Report, shall be referred to herein as the “Estimated Working Capital Amount.” The Estimated Working Capital Amount shall be calculated in the same manner as the Benchmark Working Capital Amount, which is calculated as shown on Schedule 1.7(c) attached hereto. Notwithstanding the foregoing, the Liabilities Amount shall include any and all amounts (i) due and owing to any former employees of the Company pursuant to chapter 149, section 183 of the Massachusetts General Laws to the extent arising from the termination of such employee’s employment with the Company prior to the Closing; (ii) due and owing to Howard Kaepplein to the extent arising from the termination of his employment (whether resulting from obligations under that certain Employment Severance Agreement dated as of March 31, 2004 by and between Howard Kaepplein and the Company or otherwise); and (iii) required to be expended in order to obtain all those software licenses necessary to operate the Business in the manner in which it is currently being operated and in compliance with applicable Law.

(d) Adjustment at Closing. In the event that the Estimated Working Capital Amount is less than $2,363,000 (the “Benchmark Working Capital Amount”), the Cash Merger Proceeds shall be reduced on a dollar-for-dollar basis, by an amount equal to the difference (the “Negative Amount”) between the Benchmark Working Capital Amount and the Estimated Working Capital Amount. In the event that the Estimated Working Capital Amount is greater than the Benchmark Working Capital Amount, the Cash Merger Proceeds shall be increased on a dollar-for-dollar basis, by an amount equal to the difference (the “Positive Amount”) between the Estimated Working Capital Amount and the Benchmark Working Capital Amount. The amount equal to the Cash Merger Proceeds plus the Positive Amount or minus the Negative Amount, whichever is applicable, shall be referred to as the “Adjusted Closing Cash Merger Proceeds.”

(e) Post-Closing Adjustment. Concurrently with the delivery of the Estimated Closing Report, the Company shall deliver such documentation and work papers as the Company used to prepare the calculations set forth in the Estimated Closing Report. In the event the Parent disputes the actual sum of the Accounts Receivable Amount plus the Closing RM/WIP/FG Amount plus the Cash Amount plus the Prepaid Assets Amount and minus the Liabilities Amount as of the Effective Date (the “Actual Working Capital Amount”) as shown on the Estimated Closing Report, the Parent shall, within sixty (60) days after the Closing, advise the Stockholder Representative in writing of any objections the Parent may have with respect to the Estimated Closing Report (any such objection shall (i) be set forth in reasonable detail, (ii) include supporting calculations and documentation (if necessary) and (iii) propose an adjustment to the Estimated Working Capital Amount) (a “WC Objection”). In the event the Parent fails to deliver to the Stockholder Representative a WC Objection within such sixty (60) day period, the Parent shall be deemed to have accepted and consented to the calculations and determinations made in the Estimated Closing Report and the calculation of the Estimated Working Capital Amount contained in the Estimated Closing Report shall be deemed to be final (the “Final Working Capital Amount”). In the event the Parent delivers a WC Objection within sixty (60) days after the Closing, the Stockholder Representative and the Parent shall utilize commercially reasonable efforts to try to resolve the objections set forth in the WC Objection (the “Disputed Items”) within sixty (60) days of the Stockholder Representative’s receipt of a WC Objection. If the parties are unable to resolve the Parent’s objections within that period, either party may refer the Disputed Items to the Boston office of Ernst & Young or, if such firm is unwilling or unable to serve, the parties shall engage the Boston office of another internationally known, mutually acceptable accounting firm (the “Arbiter”) to determine how the Disputed Items should be resolved. By execution of this Agreement, each of the Parent and the Company hereby represents and warrants to the other that Ernst & Young has not performed any services for such party at any time during the five (5) year period immediately preceding the date hereof. The Arbiter shall determine (i) the Actual Working Capital Amount based solely upon the provisions of this Agreement and the presentations by the parties and their respective representatives, and not by independent review, and (ii) the appropriate amount, if any, by which the Estimated Working Capital Amount should be adjusted as a result of the manner in which the Company calculated the Disputed Items in preparing the Estimated Closing Report. In resolving any Disputed Item, the Arbiter (i) shall limit its review to matters specifically set forth in the WC Objection, (ii) shall further limit its review to whether the calculations are mathematically accurate and have been prepared in accordance with the provisions of this Agreement and (iii) shall not assign a value to any item greater than the greatest value for such item claimed by a party hereto or less than the smallest value for such item claimed by a party hereto. The determinations of the Arbiter shall be final, conclusive and binding (also, the “Final Working Capital Amount”). The fees and expenses of the Arbiter shall be shared equally between the Company Stockholders and Company Optionholders, on the one hand, the Parent on the other hand, with the Company Stockholders’ and Company Optionholders’ portion of such expenses being payable from the WC/Indemnity Escrow Amount pursuant to the terms of the Escrow Agreement. On the fifteenth day following the date on which the Final Working Capital Amount is determined, (i) in the event that the Final Working Capital Amount is greater than the Estimated Working Capital Amount, the Parent shall deliver to the Company Stockholders and the Company Optionholders their Pro Rata Portion of the amount equal to the difference between (y) the Final Actual Working Capital Amount and (z) the Estimated Working Capital Amount and (ii) in the event that the Final Working Capital Amount is less than the Estimated Working Capital Amount, the Parent shall be entitled to receive from the WC/Indemnity Escrow Amount pursuant to the terms of the Escrow Agreement an amount equal to the difference between (y) the Estimated Working Capital Amount and (z) the Final Actual Working Capital Amount.

Section 1.8. Disposition of the Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former holders of Company Common Stock or Eligible Company Options or Company Warrants for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon its request, to be held as a cash reserve for the cash payment of Company Common Stock or Eligible Company Options or Company Warrants pursuant to the Merger and any such former holders who have not theretofore surrendered to the Exchange Agent their Certificates, Option Documents and/or Warrant Documents in compliance herewith shall thereafter look only to the Surviving Corporation for payment of the cash to be paid pursuant to the Merger. None of the Surviving Corporation, the Exchange Agent, the Escrow Agent or the Company shall be liable to any former holder of Company Common Stock or Eligible Company Options or Company Warrants for any such cash held in the Exchange Fund or in escrow hereunder which is delivered to a public official pursuant to an official request under any applicable abandoned property, escheat or similar law.

Section 1.9. Appointment of Stockholder Representative.

(a) In order to efficiently administer the transactions contemplated hereby, including the indemnification provisions set forth in Article 7, each Company Stockholder, Company Optionholder and Company Warrant Holder hereby designates each of Howard Kaepplein, Bernhard Schroter and Robert Chmielinski P.C. as their representatives (collectively, the “Stockholder Representative”). By virtue of (i) the adoption of this Agreement and the approval of the Merger by the Company Stockholders at a meeting of the stockholders of the Company (or by written consent in lieu of a meeting) pursuant to, and in accordance with, the applicable provisions of the MBCA, each Company Stockholder (regardless of whether or not such Company Stockholder votes in favor of the adoption of this Agreement and the approval of the Merger by written consent) and (ii) each Company Optionholder’s or Company Warrant Holder’s receipt of the Adjusted Option/Warrant Per Share Closing Amount, each Company Optionholder and Company Warrant Holder, shall be deemed to agree as follows:

(i) the Parent, the Acquirer and the Surviving Corporation shall be able to rely conclusively on the instructions and decisions of the Stockholder Representative (acting by the majority) as to any actions required or permitted to be taken by the Stockholder Representative hereunder, and no party hereunder shall have any cause of action against the Parent, the Acquirer and/or the Surviving Corporation to the extent the Parent, the Acquirer and/or the Surviving Corporation has relied upon the instructions or decisions of the Stockholder Representative;

(ii) all actions, decisions and instructions of the Stockholder Representative shall be based on a majority vote of the individuals serving in the capacity of a Stockholder Representative and any and all such actions, decisions and instructions approved by a majority of the individuals serving as a Stockholder Representative shall be conclusive and binding upon all of the Company Stockholders, Company Optionholders and Company Warrant Holders, and no Company Stockholder, Company Optionholder or Company Warrant Holder shall have any cause of action against the Stockholder Representative for any action taken, decision made or instruction given by the Stockholder Representative under this Agreement (or for any failure to take such action, make such decision or give such instruction), except for fraud or willful misconduct by the Stockholder Representative; and each Company Stockholder, Company Optionholder and Company Warrant Holder, jointly and severally, shall indemnify each Stockholder Representative for any and all claims, liabilities, losses, damages, costs and expenses which such Stockholder Representative shall suffer and which relate to or arise, directly or indirectly, out of any action taken by him/her in his/her capacity as a Stockholder Representative in accordance with the terms of this Agreement and which are asserted by any other Company Stockholder, Company Optionholder or Company Warrant Holder against such Stockholder Representative in accordance with the terms of this Agreement;

(iii) the provisions of this Section 1.9 are independent and severable, are irrevocable and coupled with an interest, and shall be enforceable notwithstanding any rights or remedies that any Company Stockholder, Company Optionholder or Company Warrant Holder may have in connection with the transactions contemplated by this Agreement;

(iv) remedies available at law for any breach of the provisions of this Section 1.9 are inadequate; therefore, the Parent, the Acquirer and/or the Surviving Corporation shall be entitled to temporary and permanent injunctive relief without the necessity of proving damages if the Parent, the Acquirer and/or the Surviving Corporation brings an action to enforce the provisions of this Section 1.9; and

(v) the provisions of this Section 1.9 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees, and successors of each Company Stockholder, Company Optionholder and Company Warrant Holder, and any references in this Agreement to a Company Stockholder, Company Optionholder and Company Warrant Holder shall mean and include the successors to such Company Stockholder’s, Company Optionholder’s or Company Warrant Holder’s rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

(b) Each Company Stockholder, Company Optionholder and Company Warrant Holder hereby authorizes the Stockholder Representative to take any and all action as is contemplated to be taken by or on behalf of such Company Stockholder, Company Optionholder or Company Warrant Holder, and to assert the Company Stockholder’s, Company Optionholder’s or Company Warrant Holder’s rights granted, pursuant to the terms of this Agreement.

(c) In the event that any of Howard Kaepplein, Bernhard Schroter and Robert Chmielinski P.C. (or any of their substitutes as Stockholder Representative) dies, becomes unable to perform his or her responsibilities hereunder or resigns from such position, then David Steadman (or his substitute) shall fill such vacancy and shall be deemed to be a Stockholder Representative for all purposes of this Agreement and the documents delivered pursuant hereto. In the event that all of the foregoing individuals are unable or unwilling to serve as a Stockholder Representative, alternate Stockholder Representatives shall be elected by the holders of a majority of the shares of Company Common Stock outstanding immediately prior to the Effective Time, assuming the conversion, exchange and/or exercise of all outstanding Eligible Company Options and Company Warrants which are then currently convertible, exercisable or exchangeable for Common Stock.

(d) Each Stockholder Representative shall be compensated for his or her services rendered in connection with the performance of his or her duties as a Stockholder Representative, whether arising under this Agreement or otherwise, at hourly rates commensurate with such Stockholder Representative’s customary hourly rates for his or her other professional activities and shall be reimbursed for his or her reasonable costs and expenses incurred in connection with the performance of his or her duties as a Stockholder Representative, whether arising under this Agreement or otherwise, including the reasonable fees of a certified public accountant or other professional advisor retained by the Stockholder Representative in connection with their duties under this Agreement. Notwithstanding the foregoing, all rights of a Stockholder Representative to compensation and/or expense reimbursement, whether arising under this Agreement or otherwise, shall be satisfied exclusively by payment out of, and only to the extent of, the Stockholder Representative Escrow Amount, which shall be maintained by Bowditch & Dewey, LLP, as escrow agent. In no event shall the Surviving Corporation (i) be obligated to pay to any Stockholder Representative any amounts pursuant to this Section 1.9(d) or (ii) have any recourse against the Stockholder Representative Escrow Amount or Bowditch & Dewey, LLP in its capacity as escrow agent.

Section 1.10. Effect of Stockholder Approval of Merger. The adoption of this Agreement and the approval of the Merger by the Company Stockholders at a meeting of stockholders of the Company (or by written consent in lieu of a meeting) pursuant to, and in accordance with, the applicable provisions of the MBCA shall be deemed to constitute approval by each Company Stockholder individually (regardless of whether or not such Company Stockholder votes in favor of the adoption of this Agreement and the approval of the Merger at such meeting or by written consent) to the same extent as if such Company Stockholder were a party to this Agreement of, and the execution of the transmittal letter and other required documentation by a Company Optionholder or a Company Warrant Holder shall be deemed a consent to, (a) the appointment of the Stockholder Representative, (b) the grant to the Stockholder Representatives of all of the powers, rights and privileges contemplated under this Agreement, including the right to indemnification set forth in Section 1.9(a)(ii) hereof, (c) the provisions of this Agreement concerning the replacement and substitution of a person serving as a Stockholder Representative and (d) the terms and conditions of this Agreement.

Section 1.11. Post-Closing Accounts Receivable Adjustment. Following the Closing, the Parent shall cause the Surviving Corporation to use commercially reasonable efforts to collect the Accounts Receivable (each a “Pre-Closing Receivable”). Within twenty (20) days of the close of each of the first six (6) calendar months following the calendar month in which the Closing occurs, the Parent will deliver a report to the Stockholder Representative indicating which Pre-Closing Receivables were collected by the Surviving Corporation in the then most recently completed month. During the one hundred eighty (180) day period following the Closing, the Parent shall cause the Surviving Corporation to authorize its employee in charge of collecting the Pre-Closing Receivables to respond to any reasonable inquiries made by the Stockholder Representative concerning the collection of the Pre-Closing Receivables. Any and all payments received by the Surviving Corporation after the Closing (a “Post-Closing Account Payment”) from the customers of the Business (the “Accounts”) shall be applied to the longest outstanding Pre-Closing Receivable; provided, however, that if a customer objects to the amount of an invoice or the quality of a product to which such Pre-Closing Receivable relates, such customer payment shall be applied to the customer’s next longest outstanding Accounts Receivable with which the customer has not objected to the amount of an invoice or the quality of a product to which such Accounts Receivable relates. If the Surviving Corporation is unable to collect a Pre-Closing Receivable within one hundred eighty (180) days from the invoice date of the Pre-Closing Receivable (the “Receivable Cut-Off Date”), the Parent shall be entitled to receive from the WC/Indemnity Escrow Amount an amount equal to the unpaid portion of any such Pre-Closing Receivable; provided, however, that if prior to the Receivable Cut-Off Date the Surviving Corporation enters into an arrangement with a customer pursuant to which such customer is permitted to pay all or a portion of a Pre-Closing Receivable after the Receivable Cut-Off Date, such unpaid portion of such Pre-Closing Receivable due after the Receivable Cut-Off Date shall not be payable out of the WC/Indemnity Escrow Amount until (i) the customer breaches the terms of its payment arrangements with the Surviving Company or (ii) five (5) Business Days prior to the date the WC/Indemnity Escrow Amount is due to be released pursuant to the terms of the Escrow Agreement.

Section 1.12. Payments to Persons other than Registered Holders. If any cash is to be paid to any Person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition to such exchange that such surrendered Certificate shall be properly endorsed and otherwise in proper form for transfer and such Person either (i) shall pay to the Exchange Agent any transfer or other Taxes required as a result of such cash payment to such Person or (ii) shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not applicable. The Acquirer, the Escrow Agent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as the Acquirer, the Escrow Agent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by the Acquirer, the Escrow Agent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Acquirer, the Escrow Agent or the Exchange Agent. All amounts in respect of Taxes received or withheld by the Acquirer, the Escrow Agent or the Exchange Agent shall be disposed of by the Acquirer, the Escrow Agent or the Exchange Agent, as applicable, in accordance with the Code or such state, local or foreign Tax law, as applicable.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Parent and the Acquirer as follows:

Section 2.1. Organization; Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own or lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the nature of its operations or properties requires such a qualification. The Company has delivered to the Parent true, complete and correct copies of its Articles of Organization and By-Laws, and all amendments thereto.

Section 2.2. Approval, Binding Effect. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform all of its agreements and obligations under, and to consummate the transactions contemplated by, this Agreement. This Agreement and the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and no other corporate approvals, other than the approval of the Company Stockholders owning two-thirds of the issued and outstanding shares of the Company Common Stock, on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency and similar Laws affecting creditor's rights generally or equitable principles relating to the availability of remedies.

Section 2.3. Non-Contravention. Except as set forth on Schedule 2.3, the execution and delivery of this Agreement, the performance and compliance by the Company with the terms hereof and the consummation of all transactions, including the Merger, contemplated hereby will not conflict with, result in a breach or violation of, constitute a default (with or without due notice or lapse of time or both) under, or give rise to any Encumbrance, right of termination, cancellation, acceleration, vesting or modification of any right or obligation or loss of any benefit under (a) any provision of the Articles of Organization or By-Laws of the Company, (b) any Law or restriction applicable to the Company or its properties or assets, (c) any judgment, order, writ, injunction or decree of any court or judicial or quasi-judicial tribunal applicable to the Company or its properties or assets or (d) any contract, commitment, lease, agreement, mortgage, note, bond, indenture or other instrument or obligation to which the Company is a party or by which it or its assets are bound.

Section 2.4. No Consents. Except as set forth on Schedule 2.4, no consent, notice, approval, waiver, license or other authorization or action by or filing, registration or qualification with any Governmental Entity or any other Person (including any party to any agreement with the Company) is required in connection with the execution and delivery by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby, or the performance by the Company of its obligations hereunder.

Section 2.5. No Subsidiaries. The Company does not have, nor has it ever had, any Subsidiaries and does not own or hold of record or beneficially, and is not obligated to acquire, any equity or ownership interest in any other Person.

Section 2.6. Capitalization.

(a) The authorized capital stock of the Company consists solely of 2,000,000 shares of Company Common Stock, 914,463 shares of which are issued and outstanding on the date hereof. All such outstanding shares of capital stock of the Company are owned of record as of the date hereof by the stockholders set forth on Schedule 2.6(a), and are duly authorized, validly issued, fully paid, nonassessable and free and clear of any preemptive rights or Encumbrances. Schedule 2.6(a) sets forth a complete list of all Company Options and Company Warrants, and showing for each such option: (i) the name of the optionee or warrant holder, (ii) the number of shares issuable, (iii) the number of vested shares, (iv) the date of expiration, (v) the exercise price, (vi) in the case of an option, whether or not such option is intended to be an “incentive stock option” under Section 422 of the Code and (vii) whether the option or warrant shall become exercisable upon the consummation of the transactions contemplated by this Agreement. The Company has delivered to the Parent true and complete copies of each agreement evidencing the grant of each Company Option and Company Warrant. The Company has caused, or prior to the Effective Time shall cause, all Company Options other than Eligible Company Options (the “Non-Eligible Company Options”) to be canceled, terminated and of no further force and effect. All of the Company Warrants will be exercisable as of the Effective Time. The Company Options and Company Warrants were validly issued by the Company. Except for the Voting Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its stockholders are a party with respect to the voting of the Company Common Stock. The amendments made by the Company in 2005 to (i) the Company’s Incentive Stock Option Plan, adopted in 1999, as amended, and the Company’s Incentive Stock Option Plan, adopted in 2002, as amended (collectively, the “Plans”), and (ii) the Stock Option Agreements and Warrants identified on Schedule 2.6(b), which such amendments provide for cashless exercise of Company Options and Company Warrants and partial acceleration of the unvested Company Options, will have received prior to the Effective Time the necessary corporate and non-corporate approvals (i) on the part of the Board of Directors of the Company, the Company’s shareholders and the holders of the Company Options and Company Warrants and (ii) to satisfy the requirements contained in the Company’s Articles of Organization, as amended, the Company’s Bylaws, and the MBCA.

(b) Except as set forth on Schedule 2.6(b), (i) the Company does not have any shares of capital stock or voting securities reserved for issuance and (ii) does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the Company to issue, deliver or sell, or cause to be issued, delivered or sold any shares of Company Common Stock or any other ownership interest of the Company or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any shares of Company Common Stock or any other ownership interest of the Company or obligating the Company to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments or agreements. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company.

Section 2.7. Financial Statements.

(a) Attached as Schedule 2.7 are true and complete copies of (a) the audited balance sheet of the Company as of the years ended December 31, 2003 and 2002, and the related audited income statement, audited statement of cash flows and audited statement of changes in stockholders’ equity of the Company for the three years ended December 31, 2003 (the “Audited Financial Statements”), (b) the unaudited balance sheet (the “Balance Sheet”) of the Company as of December 31, 2004 and the related unaudited income statement, unaudited statement of cash flows and unaudited statement of retained earnings for the twelve (12) months then ended (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, except for the absence of footnotes thereto. The Financial Statements fairly present the financial condition and the results of operations of the Company and its Subsidiaries as of the dates and for the periods covered thereby.

(b) The accounts receivable of the Company reflected in the Unaudited Financial Statements arose from bona fide transactions in the ordinary course of business and reflect credit terms consistent with the past practices of the Company. The Company has not received notice of any counterclaims or setoffs against such accounts receivable for which reserves have not been established in accordance with GAAP.

(c) The raw materials, work in process and finished goods inventory of the Company to the extent reflected on the Unaudited Financial Statements net of reserves are usable or saleable in the ordinary course of business of the Company and are recorded on the books of the Company at the lower of cost or market value in accordance with GAAP.

Section 2.8. Absence of Certain Changes. Except as set forth on Schedule 2.8, since December 31, 2003, there has not been:

(a) any adverse change in the condition (financial or otherwise), results of operations, assets, liabilities or business of the Company other than changes arising in the ordinary course of business;

(b) any acquisition or disposition by the Company outside the ordinary course of business of any asset or property used by the Company;

(c) any damage, destruction or casualty loss to any material asset of the Company, whether or not covered by insurance;

(d) any (i) increase in the compensation, pension or other benefits payable or to become payable to any of the present or former directors, officers, employees, directors, agents or representatives of the Company or any bonus payments or arrangements made to or with any of them, (ii) grant of any severance or termination pay to any present or former director, officer or employee of the Company, (iii) loan or advance of money or other property by the Company to any present or former director, officer or employee of the Company, (iv) establishment, adoption, entrance into, amendment or termination of any collective bargaining agreement or (v) grants of any equity or equity-based awards;

(e) any voluntary forgiveness, cancellation, compromise, release or waiver of any right or claim (or series of related rights and claims) of the Company in excess of $25,000 individually or $25,000 in the aggregate or outside the ordinary course of business, or any voluntary waiver of any right of value other than immaterial compromises of accounts receivable in the ordinary course of business consistent with past practice;

(f) the imposition of any Encumbrance on any of the assets of the Company;

(g) any lapse, termination, acceleration, modification, amendment, cancellation or expiration, or to the Company’s Knowledge, threatened termination, acceleration, modification, amendment or cancellation, of any Material Contract or other material agreement, insurance policy, plan, lease, license or permit to which the Company is a party or from which the Company receives benefits;

(h) any amendments to the Articles of Organization or By-Laws (or other organizational documents) of the Company;

(i) any issuance, sale or disposal of any shares of capital stock or other ownership interest of the Company, or any grant of, options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any shares of capital stock or other ownership interest of the Company;

(j) any capital expenditure (or series of related capital expenditures) either in excess of $25,000 or outside the ordinary course of business;

(k) any change in any method of accounting, other than any such changes required by GAAP;

(l) any declaration, setting aside or payment of any dividend or other distribution (whether in cash or in kind) on or with respect to, or redemption, purchase or other acquisition of, any shares of capital stock of the Company;

(m) any loss or, to the Company’s Knowledge, any threatened loss of a customer group or group of customers which purchased individually or in the aggregate (on an annual basis) more than $100,000 of goods and services from or through the Company;

(n) any act or omission outside of the ordinary course of business other than in connection with the transactions contemplated hereby; or

(o) any commitment to do any of the foregoing.

Section 2.9. No Undisclosed Liabilities. The Company does not have any material liability or obligation (absolute, accrued, contingent or otherwise) of a nature required by GAAP to be reflected on a balance sheet of the Company or reserved against or disclosed in the notes thereto, except (a) for liabilities set forth in the Balance Sheet or the notes thereto, (b) as set forth on Schedule 2.9 or (c) for incidental trade account payables and expenses incurred in the ordinary course of business since the Balance Sheet Date.

Section 2.10. Title to Assets; Material Leases; Tangible Assets.

(a) Except as set forth in Schedule 2.10(a), the Company has good and marketable title to (or valid leasehold or contractual interests in) all of the assets and properties used in connection with the operation of the Business, free and clear of any Encumbrances, except (i) mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s or other like Encumbrances arising or incurred in the ordinary course of business, (ii) liens for Taxes that are not yet due and payable or that may hereafter be paid without penalty and (iii) other imperfections of title or Encumbrances, if any, that do not, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the conduct of the Business as presently conducted. Schedule 2.10(a) also contains a complete list of all machinery, motor vehicles, computer equipment, other equipment, furniture, fixtures, and all other tangible personal property (i) owned by the Company and used in connection with the Business on the date hereof and (ii) leased by the Company and used in connection with the Business on the date hereof pursuant to leases which involve monthly payments of more than $500 per month on account of any such lease. Neither the Company nor, to the Company’s Knowledge, any lessor of any such lease is in default under any such lease and, to the Company’s Knowledge, no facts exists which, with notice and/or the passage of time, would constitute such a default.

(b) All material tangible assets and properties reflected on the Balance Sheet and all of the assets leased by the Company identified on Schedule 2.10(a) are in all material respects in good operating condition and repair, reasonable wear and tear excepted, and no material properties or assets necessary for the conduct of the Business in substantially the same manner as the Business has heretofore been conducted are in need of replacement or material maintenance or repair except for routine replacement, maintenance and repair.

(c) The Company has never owned any real property. Schedule 2.10(c) sets forth all material personal property leases to which the Company is a party or by which it is bound and all real property leases to which the Company is a party or by which it is bound (the “Leases”). The Business is conducted solely from the Facility. Except as disclosed in Schedule 2.10(c), each Lease is the legal, valid and binding obligation of the Company, and to the Knowledge of the Company, of each other party thereto, enforceable against each such party thereto in accordance with its terms. Except as provided in Schedule 2.10(c), the consummation of the transactions contemplated by this Agreement will not result in any default, penalty, termination, acceleration or modification to any Lease and each Lease will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms immediately following and after giving effect to the consummation of the transactions contemplated by this Agreement. The Company, and to the Knowledge of the Company, each other party thereto, is not in breach or default of, and no event has occurred which, with or without notice or lapse of time, would constitute a breach or default or permit termination, acceleration or modification under any Lease.

(d) The rights, properties and assets owned by, leased or licensed to or otherwise freely available in the public domain for use by the Company include all rights, properties and other assets necessary to permit the Company to conduct its business in all material respects in the same manner as it is conducted on, or has been conducted immediately prior to, the date of this Agreement.

Section 2.11. Indebtedness. Except for Indebtedness reflected in the Balance Sheet and set forth on Schedule 2.11, the Company does not have any Indebtedness outstanding at the date hereof. The Company is not in default with respect to any outstanding Indebtedness or any instrument relating thereto and except as set forth on Schedule 2.11, no such Indebtedness or any instrument or agreement relating thereto purports to limit the operation of the Business. Complete and correct copies of all instruments and agreements (including all amendments, supplements, waivers and consents) relating to any Indebtedness of the Company have been furnished to the Parent.

Section 2.12. Taxes.

(a) The Company has duly filed all Tax Returns required to be filed by it, all such filed Tax Returns are complete and accurate in all material respects and the Company has duly and timely paid all Taxes that are required to be paid by it, except with respect to matters contested in good faith in appropriate proceedings and identified on Schedule 2.12(a). The Company has established as of the Balance Sheet Date, on its books and records, reserves in accordance with GAAP consistently applied that are adequate in the opinion of management of the Company for the payment of all Federal, state and local Taxes not yet due and payable, but are incurred in respect of the Company through such date. Except as set forth on Schedule 2.12(a), the Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party. The Company has not waived any statute of limitations with respect to any material Taxes or, to the extent related to such Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency, in each case to the extent such waiver or agreement is currently in effect. Except as set forth in Schedule 2.12(a), no Federal, state, local income, franchise or sales and use Tax Returns of the Company have been examined by the United States Internal Revenue Service (“IRS”) or the appropriate state, local or foreign Tax authority. With respect to each examination identified on Schedule 2.12(a), no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. There is no action, suit, investigation, audit, claim or assessment pending or, to the Knowledge of the Company, proposed or threatened, with respect to Taxes of the Company. To the Knowledge of the Company, no claim has ever been made by a Tax authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Taxes assessed by such jurisdiction. The Company does not have any material liability for any Taxes of any Person, other than the Company, under Treasury Regulation Section 1.1502-6 or any comparable provision of state, local, or foreign law, as a transferee or successor, by contract or otherwise. The Company has made available to the Parent true and correct copies of the United States Federal, state, local and foreign income Tax Returns filed by the Company for Taxable years ended after December 31, 1999 and before the date hereof.

(b) Except as set forth on Schedule 2.12(b), the Company (i) has not requested any extension of time within which to file any Tax Return which Tax Return has not since been filed, (ii) is not a party to any agreement providing for the allocation or sharing of Taxes, (iii) is not required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method initiated by the Company (nor does the Company have any Knowledge that the IRS has proposed any such adjustment or change of accounting method) or has any application pending with the IRS or any other Tax authority requesting permission for any change in accounting method, (iv) has not issued or assumed any obligation under Section 279 of the Code, any high yield discount obligation as described in Section 163(f)(1) of the Code or any registration-required obligation within the meaning of Section 163(f)(2) of the Code that is not in registered form, (v) is not, or has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code, (vi) is not or has not been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing consolidated United States Federal income Tax Returns (other than such a group the common parent of which is or was the Company), (vii) has not been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code (or any similar provision of state, local or foreign law) applied and (viii) has disclosed on its federal Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(c) Except as set forth on Schedule 2.12(c), no officer, director, employee or agent (or former officer, director, employee or agent) of the Company is entitled to now, or will or may be entitled to as a consequence of this Agreement or the Merger or otherwise, to any payment or benefit from the Company, the Surviving Corporation or from the Parent or any of its Subsidiaries which if paid or provided would constitute an “excess parachute payment”, as defined in Section 280G of the Code or regulations promulgated thereunder.

Section 2.13. Litigation, Etc. Except as set forth on Schedule 2.13, no proceeding, arbitration, action, judgment, decision, settlement, writ, stipulation, decree, lawsuit, claim, complaint, injunction, order or investigation before any Governmental Entity or other forum is pending or, to the Knowledge of the Company, threatened against the Company. There is no judgment, decree, injunction, or order of a Governmental Entity outstanding against the Company. The Company has not received any written notice from any Governmental Entity of any pending or threatened governmental investigation relating to the Company. Except as set forth on Schedule 2.13, there are no facts or circumstances known to the Company that could result in a claim against the Company for damages or equitable relief which, if decided adversely, could reasonably be expected to result in a Material Adverse Effect. Schedule 2.13 identifies and provides a short description of any and all proceedings, arbitrations, actions, judgments, decisions, settlements, writs, stipulations, decrees, lawsuits, claims, complaints, injunctions, orders and investigation to which the Company has been a party or which the Company has received, as applicable, during the five (5) year period preceding the date hereof.

Section 2.14. Employee Matters.

(a) Schedule 2.14(a) lists the names and titles of, and current annual compensation and most recent annual bonus for, each current employee of the Company, together with a description of any agreements concerning such employees and the individual’s employee status (e.g., full-time, part-time, temporary, active, leave of absence, hourly, salaried).

(b) There are no personnel policies applicable to the employees of the Company, other than employee manuals, true and complete copies of which have previously been provided to the Parent.

(c) Schedule 2.14(c) lists all Company Options and Company Warrants, showing for each such option or warrant: (i) the name of the optionee or warrant holder, (ii) the number of shares issuable, (iii) the number of vested shares, (iv) the date of expiration, (v) the exercise price and (vi) in the case of an option, whether or not such option is intended to be an “incentive stock option” under Section 422 of the Code. The Company has delivered to the Parent true and complete copies of each agreement evidencing the grant of each such option and warrant.

(d) Schedule 2.14(d) lists all shares of Company Common Stock issued pursuant to any restricted stock agreement (written or unwritten) including (i) the date such shares were sold or awarded, (ii) the purchase price per share, if any, (iii) the number of shares issued, (iv) the number of such shares which, as of the date hereof, have vested and (v) the vesting schedule for such shares which, as of the date hereof, have not vested. The Company has delivered to the Parent true and complete copies of each such restricted stock agreement.

(e) Except as set forth on Schedule 2.14(e), with respect to current and former employees and service providers of the Company (each an “Employee”):

(i) the Company is and has been in compliance in all material respects with all Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including any Laws respecting minimum wage and overtime payments, employment discrimination, workers’ compensation, family and medical leave, immigration, and occupational safety and health requirements, and has not and is not engaged in any unfair labor practice;

(ii) there is no basis for any claim by any Employee that such Employee was subject to a wrongful discharge or any employment discrimination by the Company, or its management, arising out of or relating to such Employee’s race, sex, age, religion, national origin, ethnicity, handicap or any other protected characteristic under applicable Laws;

(iii) there is not now, nor within the past six (6) years has there been, any actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any liability to the Company;

(iv) the Employees of the Company are not and have never been represented by any labor union, no collective bargaining agreement is binding and in force against the Company or currently being negotiated by the Company, and to the Company’s Knowledge, no union organization campaign is in progress with respect to any of the Employees, and no question concerning representation exists respecting such Employees;

(v) the Company has not entered into any agreement, arrangement or understanding restricting its ability to terminate the employment of any or all of its Employees at any time, for any lawful or no reason, without penalty or liability;

(vi) each person classified by the Company as an independent contractor satisfies and has satisfied the requirements of any Law to be so classified, and the Company has fully and accurately reported such independent contractors’ compensation on IRS Forms 1099 when required to do so;

(vii) the Company has no liability for any payment with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice); and

(viii) there are no pending, threatened or reasonably anticipated claims or actions against the Company under any worker’s compensation policy or long-term disability policy.

(f) No “mass layoff,” “plant closing” or similar event as defined by the Worker Adjustment and Retraining Notification Act with respect to the Company has occurred.

Section 2.15. Contracts. Except for contracts, commitments, leases, plans, agreements and licenses listed on Schedule 2.15 (the “Material Contracts”), the Company is not a party to or otherwise bound by (whether written or oral):

(a) any contract or purchase order for the future purchase of materials or supplies in excess of $100,000;

(b) any executory contracts for capital expenditures;

(c) any contracts or commitments for the future sale of products in excess of $100,000 or with a remaining term in excess of ninety (90) days, other than purchase orders relating to purchases to be made by customers of the Company in the ordinary course of business;

(d) any contract with a distributor, dealer, sales representative, supplier, manufacturer or other Persons relating to the distribution, sale, supply or manufacture of products;

(e) any contract or agreement with any director, officer or stockholder of the Company (or any of their respective Affiliates) or any other Person in which any of the foregoing has a ten percent (10%) or more direct or indirect interest;

(f) any contract providing for stock awards or other equity-based compensation awards, bonuses, pensions, deferred or incentive compensation, retirement or severance payments, profit-sharing, insurance or other benefit plans or programs for any present or former officer, consultant, director or employee of the Company;

(g) any employment, severance, change in control, consulting, commission, agency and representative agreement or agreement to which the Company is a party with any employee including, without limitation, all agreements and commitments relating to wages, hours or other terms or conditions of employment (other than unwritten employment arrangements terminable at will without payment of any contractual severance or other amount);

(h) any agreement concerning confidentiality, non-competition or non-solicitation of employees;

(i) any contract for the lease or sublease as lessee, lessor, sublessee or sublessor of real or personal property of the Company, or any license of computer software;

(j) any contract or agreement that limits or purports to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time or that limits or purports to limit any other Person’s ability to compete with the Company;

(k) any contract or agreement concerning a partnership, joint venture, joint development or other cooperation agreement;

(l) any contract or agreement for guaranty, indemnity or suretyship of Indebtedness of any Person;

(m) any other agreement (or group of related agreements) the performance of which involves consideration in excess of $100,000 or is otherwise material to the Company and its business; and

(n) any amendments, supplements or modifications (whether written or oral) in respect of any of the foregoing.

The Company has delivered or made available to the Parent a correct and complete copy of each Material Contract. Except as set forth on Schedule 2.15, each Material Contract is legal, valid, binding, enforceable, and in full force and effect and will continue to be legal, valid, binding, enforceable, and in full force and effect immediately following the consummation of and after giving effect to the transactions contemplated by this Agreement. Except as set forth on Schedule 2.15, neither the Company nor, to the Knowledge of the Company, any other party to any Material Contract to which the Company is a party, is in breach or default in complying with any provisions thereof and no event has occurred which with or without notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration under any Material Contract. Except as set forth on Schedule 2.15, the Company has not received any written notice of the intention of any party to terminate any Material Contract, whether as a termination for convenience or for default of the Company thereunder.

Section 2.16. Pensions and Benefits.

(a) Except as disclosed on Schedule 2.16(a), (i) neither the Company nor any of its ERISA Affiliates maintains or sponsors, or makes or is required to make contributions to, or has any liability (contingent or otherwise) with respect to, any Plans, (ii) none of the Plans is a “multi-employer plan”, as defined in Section 3(37) of ERISA (a “Multi-employer Plan”), (iii) none of the Plans is a “single-employer plan” within the meaning of Section 4001(a)(15) of ERISA (a “Single Employer Plan”), (iv) none of the Plans provides post-retirement medical or health benefits, and (v) none of the Plans is a “welfare benefit fund,” as defined in Section 419(e) of the Code, or an organization described in Sections 501(c)(9) or 501(c)(20) of the Code. The Company has delivered to the Parent true and complete copies of (i) each Plan document (or written description of each unwritten Plan), and all amendments thereto, (ii) the summary plan description of each Plan and modifications thereto, (iii) each trust agreement or other funding medium with respect to each Plan, (iv) the three (3) most recent annual reports for each of the Plans (including all related schedules), (v) the most recent Internal Revenue Service determination letter, opinion, notification or advisory letter (as the case may be) for each Plan which is intended to constitute a qualified plan under Section 401 of the Code, (vi) for each Plan that is a Single Employer Plan, the three (3) most recent actuarial reports and financial statements and (vii) for each Plan that is a Multi-employer Plan, the three (3) most recent estimates of withdrawal liability.

(b) With respect to each Plan that is subject to Title IV of ERISA, (i) no amount is due or owing from the Company or any of its ERISA Affiliates to the PBGC or to any Multi-employer Plan on account of any withdrawal therefrom, (ii) no such Plan has been terminated other than in accordance with ERISA or at a time when the Plan was not sufficiently funded and (iii) no Multi-employer Plan is in reorganization (within the meaning of Section 4241 of ERISA) and the Company is not aware of any event or condition which could result in any Multi-employer Plan entering reorganization status. The transactions contemplated hereunder shall not result in any such withdrawal or other liability under any Law with respect to any Plan that is a Multi-employer Plan. At December 31, 2003, the fair market value of plan assets of each Pension Plan exceeds the then projected benefit obligations of each such Pension Plan based on the actuarial assumptions used for purposes of the preparation of the Company’s financial statements for the year ended December 31, 2003. All premiums (and interest charges and penalties for late payment, if any) due to the PBGC with respect to each Pension Plan have been paid.

(c) Neither the Company nor any of its ERISA Affiliates is subject to any material liability, Tax or penalty whatsoever to any person or agency whomsoever as a result of engaging in a prohibited transaction under ERISA or the Code with respect to any Plan, and no circumstances exists which could result in any liability, Tax or penalty, including but not limited to, a penalty under Section 502 of ERISA, as a result of a breach of any duty under ERISA with respect to any Plan. No event has occurred which could subject any Plan to Tax under Section 511 of the Code. None of the Plans subject to Title IV of ERISA has, within the past six (6) years, been completely or partially terminated nor has there been any “reportable event”, as such term is defined in Section 4043(b) of ERISA, with respect to any of the Plans within the past six (6) years, nor has any notice of intent to terminate been filed or given with respect to any such Plan. There has been no (i) withdrawal by the Company or any of its ERISA Affiliates that is a substantial employer from a Single Employer Plan and which has two or more contributing sponsors at least two of whom are not under common control, as referred to in Section 4063(b) of ERISA or (ii) cessation by the Company or any of its ERISA Affiliates of operations at a facility causing more than twenty percent (20%) of Plan participants to be separated from employment, as referred to in Section 4062(f) of ERISA. Neither the Company nor any of its ERISA Affiliates, nor any other organization of which any of them are a successor corporation as defined in Section 4069(b) of ERISA, have engaged in any transaction described in Section 4069(a) of ERISA with respect to any Plan.

(d) None of the Plans nor any trust created thereunder has incurred any “accumulated funding deficiency” as such term is defined in Section 412 of the Code, whether or not waived, within the past six years, and no condition has occurred or exists which by the passage of time could be expected to result in an accumulated funding deficiency as of the last day of the current plan year of any such Plan. Each of the Plans which is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter, opinion, notification or advisory letter from the Internal Revenue Service, and has been operated in accordance with its terms and with the provisions of the Code. All of the Plans have been administered and maintained in all material respects in compliance with ERISA, the Code and all other applicable Law. All contributions required to be made to each of the Plans under the terms of that Plan, ERISA, the Code or any other Laws have been timely made. There are no liens against the property of the Company or any of its ERISA Affiliates under Section 412(n) of the Code or Sections 302(f) or 4068 of ERISA.

(e) There is no contract, agreement or benefit arrangement covering any current or former employee which, individually or in the aggregate, could reasonably be expected to give rise to the payment of any amount which would constitute an “excess parachute payment” (as defined in Section 280G of the Code). Except as disclosed on Schedule 2.16(e), neither the execution of this Agreement nor the consummation of any of the transactions contemplated hereby will (i) result in any obligation or liability (with respect to accrued benefits or otherwise) on the part of the Company or any of its Affiliates to the PBGC, to any Plan, or to any present or former employee, director, officer, stockholder, contractor or consultant of the Company or any of its Affiliates, (ii) be a trigger event under any Plan that will result in any payment (whether of severance pay or otherwise) becoming due to any such present or former employee, officer, director, stockholder, contractor, or consultant or (iii) accelerate the time of payment or vesting, or increase the amount, of any compensation theretofore or thereafter due or granted to any employee, officer, director, stockholder, contractor, or consultant of the Company or any of its Affiliates.

(f) The Company and each of its ERISA Affiliates have maintained the Plans in compliance in all material respects with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and applicable COBRA regulations, (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations thereunder and (iii) Section 4980B, 4980C and 4980D of the Code.

(g) Except as disclosed on Schedule 2.16(g), no Plan (other than a Tax-qualified retirement plan) provides medical or death benefits (whether or not insured) beyond an individual’s retirement or other termination of service, except to the extent required by COBRA.

(h) Other than routine claims for benefits under the Plans, there are no pending, or, to Company’s Knowledge, threatened, actions, audits, investigations or proceedings involving the Plans, or the fiduciaries, administrators, or trustees of any of the Plans or the Company or any of its ERISA Affiliates as the employer or sponsor under any Plan, with any of the Internal Revenue Service, the Department of Labor, the PBGC, any participant in or beneficiary of any Plan or any other person whomsoever. The Company knows of no reasonable basis for any such claim, lawsuit, dispute, action or controversy.

(i) With respect to any insurance policy relating to any Plan, neither the Company nor any ERISA Affiliate is subject to any liability in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Closing Date.

(j) Neither the Company nor any ERISA Affiliate has announced the creation of, or made any commitment to create, any additional employee benefit plan, agreement, policy or arrangement or has any intention to modify any existing Plan.

Section 2.17. Compliance with Laws, Etc. The Company is, and at all times during the five (5) year period preceding the date hereof has been, in compliance with all Laws applicable to the Company, including, without limitation, those relating to discrimination in employment, occupational safety and health, trade practices, competition and pricing, zoning, building and sanitation, employment, retirement and labor relations, product advertising and Environmental Laws. All reports and returns required by Law to be filed by the Company with any Governmental Entity on or before the date hereof have been timely filed, and all reports and returns required by Law to be filed by the Company with any Governmental Entity after the date hereof, but on or before the Effective Time, will have been timely filed prior to such time. No whistleblower claims have ever been brought against the Company, and to the Company’s Knowledge, no such claims are being threatened.

Section 2.18. Insurance. Schedule 2.18 sets forth a summary of all (i) insurance policies (including, without limitation, policies providing theft, fire, liability (including products liability) workers' compensation, life, property and casualty, directors' and officers', and bond and surety arrangements) to which the Company (y) is currently a party, a named insured or otherwise the beneficiary of coverage under and (z) was, during the five (5) year period preceding the date hereof a party, a named insured or otherwise the beneficiary of coverage under, and, in each instance, specifies the insurer, the amount of coverage, type of insurance, expiration date and any retroactive premium adjustments or other loss sharing agreements and (ii) claims made against any insurance policy now or previously held by the Company during the five (5) year period preceding the date hereof and the five (5) year period preceding the Effective Time. All of the current policies listed on Schedule 2.18 are in full force and effect on the date hereof, and will continue to be in full force and effect immediately following the consummation of the transactions contemplated hereby. With respect to all of the policies listed on Schedule 2.18, all due premiums have been timely paid in full and the Company is otherwise in compliance with the terms and provisions thereof in all material respects. After the consummation of the transactions contemplated hereby, the Surviving Corporation shall have the right to make claims against any of the expired policies listed on Schedule 2.18 which are “occurrence based” policies. The Company has been covered since its inception by insurance which, in the reasonable judgment of the Company, has been adequate in scope and amount and customary and reasonable for the business in which it has been engaged during the aforementioned period.

Section 2.19. Bank Accounts, Signing Authority, Powers of Attorney. Except as set forth on Schedule 2.19, the Company has no account or safe deposit box in any bank and no Person has any power, whether singly or jointly, to sign any checks on behalf of the Company, to withdraw any money or other property from any bank, brokerage or other account of the Company or to act under any power of attorney granted by the Company at any time for any purpose. Schedule 2.19 also sets forth the names of all Persons authorized to borrow money or sign notes on behalf of the Company.

Section 2.20. Intellectual Property Rights.

(a) Schedule 2.20(a) contains a list of each employee, officer, director, advisor and consultant of the Company who has executed a proprietary information, confidential information, inventions and/or some other type of restrictive covenants agreement (each, a “Covenants Agreement”). The Company has delivered to the Parent true and accurate copies of the Covenants Agreements. The Company has no Knowledge of any facts or circumstances that any of its employees, officers, directors, advisors or consultants are in violation thereof.

(b) Schedule 2.20(b) contains a complete and accurate list of all (i) patented or registered Intellectual Property Rights owned or used by the Company or any of its Affiliates, (ii) pending patent applications and applications for registrations of other Intellectual Property Rights filed by the Company or any of its Affiliates, (iii) unregistered trade names and corporate names owned or used by the Company or any of its Affiliates, (iv) all licenses and other rights granted by the Company or any of its Affiliates to any third party with respect to any Intellectual Property Rights and (v) all licenses and other rights granted by any third party to the Company or any of its Affiliates with respect to any Intellectual Property Rights, in each case identifying the subject Intellectual Property Rights. The Company owns all right, title and interest in and to all of the Intellectual Property Rights listed under items (i), (ii) and (iii) above on Schedule 2.20(b) free and clear of all Encumbrances or claims of others. The Company owns all right, title and interest to those Intellectual Property Rights listed under item (iv) above on Schedule 2.20(b), subject only to the terms of the licenses and other grants of rights disclosed therein. The Company is the holder of valid and subsisting licenses to use the Intellectual Property Rights identified under item (v) above on Schedule 2.20(b). The Company owns all right, title and interest to, or has the right to use pursuant to a valid license, all Intellectual Property Rights necessary for the operation of the Business as presently conducted and as presently proposed to be conducted after the Closing, free and clear of all Encumbrances or claims of others. The Company has taken all necessary actions to maintain and protect the Intellectual Property Rights that it owns. To the Company’s Knowledge, the owners of any Intellectual Property Rights licensed to the Company have taken all necessary actions to maintain and protect the Intellectual Property Rights that are subject to such licenses. There have been no claims made against the Company or any Affiliate asserting the invalidity, misuse or unenforceability of any of such Intellectual Property Rights, and to the Company’s Knowledge, there are no valid grounds for the same. Neither the Company nor any Affiliate has received any notices of, and is not aware of any facts which indicate a likelihood of, any infringement or misappropriation by, or conflict with, any third party with respect to such Intellectual Property Rights (including, without limitation, any demand or request that the Company or any Affiliate license any rights from a third party). To the Knowledge of the Company, the Business has not infringed, misappropriated or conflicted with and does not infringe, misappropriate or conflict with any Intellectual Property Rights of others, nor would any future conduct by the Business as presently contemplated infringe, misappropriate or conflict with any Intellectual Property Rights of others. To the Company’s Knowledge, the Intellectual Property Rights owned by or licensed to the Company and/or Affiliates have not been infringed, misappropriated or conflicted by others. The transactions contemplated by this Agreement shall have no adverse effect on the Surviving Corporation’s right, title and interest in and to the Intellectual Property Rights listed on Schedule 2.20(b). To the Company’s Knowledge, none of the Employees are obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of his or her best efforts to promote the interests of the Company or that would conflict with the future conduct by the Business as presently contemplated. The Company does not believe it is or will be necessary to utilize any inventions of any of the Employees (or people it currently intends to hire) made prior to their employment by the Company.

Section 2.21. Environmental Matters.

(a) Except as set forth on Schedule 2.21(a), the Company is, and during the five (5) year period preceding the date hereof has been, in compliance with all Environmental Laws governing its business, operations, properties and assets and the real properties (including the Facility) on which it has conducted the Business (the “Business Real Properties”), including, without limitation (i) all requirements relating to the Discharge and Handling of Regulated Substances, (ii) all requirements relating to notice, record keeping and reporting, (iii) all requirements relating to obtaining and maintaining Environmental Licenses for the ownership of its properties and assets and the operation of the Business as presently conducted, including Licenses relating to the Handling and Discharge of Regulated Substances and (iv) all applicable writs, orders, judgments, injunctions, governmental communications, decrees, informational requests or demands issued pursuant to, or arising under, any Environmental Laws.

(b) The Company has obtained all Environmental Licenses required by Law for the ownership of its properties and assets and the operation of its Business as presently conducted, including Environmental Licenses relating to the Handling and Discharge of Regulated Substances. All of the Company’s Environmental Licenses are described on Schedule 2.21(b) and are in full force and effect. The Company’s Standard Industrial Code (“SIC”) classification is 3629, and its North American Industry Classification System (“NAICS”) number is 335-999. Except as set forth on Schedule 2.21(b), the Company has never at any time engaged in any activity which would have resulted in the Company having a different SIC or NAICS classification.

(c) Except as set forth on Schedule 2.21(c), there are no (and the Company has no Knowledge of any basis for any) non-compliance orders, warning letters, notices of violation (collectively, “Notices”), claims, suits, actions, judgments, penalties, fines, or administrative or judicial investigations or proceedings (collectively, “Proceedings”) pending or, to the Knowledge of the Company, threatened against or involving the Company, the Business, or the Business Real Properties, issued by any Governmental Entity or third party with respect to any Environmental Laws or Environmental Licenses issued to the Company thereunder in connection with, related to or arising out of the ownership by the Company of its properties or assets or the operation of its Business, which have not been resolved to the satisfaction of the issuing Governmental Entity or third party in a manner that would not impose any obligation, burden or continuing liability on the Company in the event that the transactions contemplated by this Agreement are consummated, including, without limitation (i) Notices or Proceedings related to the Company being a potentially responsible party for a site undergoing assessment, investigation, removal, response action, corrective action or other remedial action by a Governmental Entity or private party under any applicable Environmental Laws, (ii) Notices or Proceedings in connection with any site undergoing assessment, investigation, removal, response action, corrective action or other remedial action by a Governmental Entity or private party under any applicable Environmental Laws, or in connection with any real property or premises where the Company is alleged to have transported, transferred or disposed of Regulated Substances, (iii) Notices or Proceedings relating to the Company being responsible to undertake any assessment, investigation, removal, response action, corrective action or other remedial action of any kind and (iv) Notices or Proceedings related to the Company being liable under any Environmental Laws for personal injury, property damage, natural resource damage, or clean up obligations (“Environmental Claims”).

(d) The Company has no Knowledge of any past or present events, conditions, circumstances, activities, practices, incidents or actions which could form the basis of an Environmental Claim against the Company.

(e) Except as set forth on Schedule 2.21(e), the Company has not Discharged, nor has it allowed or arranged for any third party to Discharge, Regulated Substances to, at or upon (i) any location other than a site lawfully permitted to receive such Regulated Substances, (ii) any real property currently or previously owned or leased by the Company or (iii) any site which, pursuant to any Environmental Laws, (y) has been placed on the National Priorities List or its state equivalent or (z) any Governmental Entity has notified the Company that such Governmental Entity has proposed or is proposing to place on the National Priorities List or its state equivalent. There has not occurred, nor is there presently occurring, a Discharge, or threatened Discharge, of any Regulated Substance on, into or beneath the surface of, or adjacent to, any real property currently or, to the Company’s Knowledge, previously owned or leased by the Company in an amount requiring a notice or report to be made to a Governmental Entity or in violation of any applicable Environmental Laws.

(f) Except as set forth on Schedule 2.21(f), (i) neither the Company, its representatives or agents has conducted any environmental audit, assessment, investigation, response, removal, corrective or other remedial action or occupational health studies relating to or affecting the Company or any real property currently or previously owned or leased by the Company, nor to the Knowledge of the Company was any of the foregoing undertaken by any Governmental Entity, or any third party, relating to or affecting the Company or any real property currently or previously owned or leased by the Company, (ii) there have not been any ground, water, soil, sediment, air or asbestos investigation or monitoring undertaken by either the Company or its representatives or agents or, to the Knowledge of the Company, undertaken by any Governmental Entity or any third party, relating to or affecting the Company or any real property currently or previously owned or leased by the Company indicating the presence of Regulated Substances at levels requiring a notice or report to be made to a Governmental Entity or in violation of any applicable Environmental Laws, (iii) all material written communications between the Company and any Governmental Entity relating to the Business or the Business Real Properties arising under or related to Environmental Laws have been provided to the Parent and (iv) there are no outstanding citations issued under OSHA, or similar state or local Laws relating to or affecting the Company or any real property currently or previously owned or leased by the Company.

(g) All documents filed by or on behalf of the Company with any Governmental Entity pursuant to any Environmental Law in connection with the Merger were true, correct and complete and did not omit to state any fact required to be stated therein or necessary to make the statements therein not misleading.

(h) To the Company’s Knowledge, there are no, and have never been, underground storage tanks, landfills, surface impoundments, lagoons, in-ground vaults or tanks, PCB-containing substances or waste storage, treatment or disposal areas on, in or under the Business Real Properties.

(i) Except as set forth on Schedule 2.21(i), the Company does not use, nor has it ever used, any aboveground or underground tank for the storage of Regulated Substances, and there are not now nor at any time while any real property currently or previously owned or leased by the Company has been occupied by the Company has there been any aboveground or underground tanks upon or beneath any such real property that are required to be registered under applicable Environmental Laws. To the Company’s Knowledge, there has never been any aboveground or underground storage tanks upon or beneath any real property currently owned or leased by the Company at any time prior to the Company’s occupation thereof, that are required to be registered under applicable Environmental Laws.

(j) To the Company’s Knowledge, no person has used Regulated Substances at, on, under, in, from or affecting the Business Real Properties or the Company in any manner which violates or has violated any Environmental Law, and there are no Regulated Substances at, on, under, in or affecting the Business Real Properties or any improvements thereon, which presence may result in any investigatory, removal, remedial or other liability or obligation under any Environmental Law.

(k) There has been no release of Regulated Substances at any time during the Company’s or, to the Company’s Knowledge, any other person’s occupancy of the Business Real Properties, nor have Regulated Substances been used, treated, stored, handled, managed or disposed of during the Company’s or, to the Company’s Knowledge, any other Person’s occupancy of the Business Real Properties in a manner which imposes or will impose any damage, cost, obligation, liability, claim, loss, or expense on the Parent, the Acquirer or the Surviving Corporation.

(l) To the Company’s Knowledge, no friable asbestos insulation or other asbestos-containing material has been installed at the Business Real Properties.

(m) No lien has attached to any property interest of the Company pursuant to any Environmental Law.

(n) The Company is not obligated to supply any reports or information to any Governmental Entity with oversight authority with respect to environmental matters except in the ordinary course of business, and other than in the ordinary course of business no information request has been issued to or received by the Company pursuant to any Environmental Law.

(o) To the Company’s Knowledge, no facts, events or conditions exist that would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation’s compliance with Environmental Laws after the Closing Date.

Section 2.22. Customers and Suppliers. Schedule 2.22 sets forth a list of (a) the twenty-five (25) largest customers of the Company in terms of gross sales during the year ended December 31, 2004 and (b) the twenty-five (25) largest suppliers (from which the Company purchases goods) of the Company in terms of purchases during the period commencing on January 1, 2004 through and including the date hereof. Except as set forth on Schedule 2.22, (a) no customer has notified or otherwise indicated to the Company that it will stop, or decrease the rate of, its purchases of materials, products or services from the Company, and no customer has, during 2004, ceased or materially decreased its purchases of any such materials, products or services from the Company and (b) no supplier has notified or otherwise indicated to the Company that it will stop, or decrease the rate of, or, other than publicly announced generally applicable price increases, materially increase the cost of, its supply of materials, products or services used by the Business, and no supplier has, during the period commencing on January 1, 2004 through and including the date hereof, ceased, materially decreased the rate of or materially raised the cost of, any such materials, products or services. The Company has (i) not made any representations, warranties, promises, undertakings or agreements to change or modify the financial, business or operating terms with respect to any of its customers or suppliers, (ii) not received notice of any violation of the terms of any arrangement with any Account and (iii) no reason to believe its relationship with any customer or supplier is in jeopardy or that such customer or supplier will not maintain its existing relationships after the Closing.

Section 2.23. Minute Books. The minute books and stock transfer books of the Company have been made available to the Parent for inspection and accurately record in all material respects therein, all actions taken by the Board of Directors and stockholders of the Company. No other minute books of the Company are kept or exist.

Section 2.24. Brokers. The Company has not retained, utilized or been represented by any broker, finder, agent or other intermediary in connection with the negotiation or consummation of this Agreement or the transactions contemplated hereby.

Section 2.25. Related Party Transactions. Except as set forth in Schedule 2.25, no current or former partner, director, officer, or shareholder of the Company or any associate or Affiliate thereof, or any relative with a relationship of not more remote than first cousin of any of the foregoing, is presently, or during the past twelve (12) months has been, (i) a party to any transaction with the Company, including any contract, agreement or other arrangement providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director, officer, employee or shareholder or such associate or (ii) to the Company’s Knowledge, the direct or indirect owner of an interest in any corporation, firm, association or business organization which is a present or potential competitor, supplier or customer of the Company, nor does any such Person receive income from any source other than the Company which relates to the business or should properly accrue to the Company.

Section 2.26. Voting Requirements. The affirmative vote or written consent of the holders of two thirds (2/3) of the outstanding shares of Company Common Stock, are the only votes of the holders of any class or series of the Company’s capital stock necessary, whether under Law or otherwise, to approve and adopt this Agreement and the transactions contemplated hereby.

Section 2.27. Restrictive Agreements. The Company is not a party to any executory agreement, contract, commitment or arrangement (whether written or oral), and there is no such executory agreement, contract, commitment or arrangement by which the Company or any of its properties or assets is bound or affected, (i) to loan money or extend credit (other than trade credit in the ordinary course of business) to or guarantee the obligations of any other Person (other than guarantees by way of endorsement of negotiable instruments in the ordinary course of business) or (ii) which involves any joint venture, partnership or other arrangement involving sharing of profits with any Person.

Section 2.28. Absence of Certain Commercial Practices. Neither the Company, nor to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company, has (i) given or agreed to give any gift or similar benefit of more than nominal value to any customer, supplier, or governmental employee or official or any other Person who is or may be in a position to help or hinder the Company in connection with any proposed transaction, which gift or similar benefit, if not given in the past, might have materially and adversely affected the Business or prospects of the Company, or which, if not continued in the future, might materially and adversely affect the Business after the Closing Date, or (ii) used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Securities Exchange Act of 1934.

Section 2.29. Product or Service Liability. There is no material claim pending or, to the Company’s Knowledge, threatened against or involving the Company or the Business relating to any services performed by the Company and alleged to have been defective or improperly rendered, or any products delivered by or sold by the Company which are alleged to be defective or not in compliance with contractual requirements. Schedule 2.29 contains a short description of any and all claims received by the Company since January 1, 2000 relating to any services performed by the Company and alleged to have been defective or improperly rendered, or any products delivered by or sold by the Company which are alleged to be defective or not in compliance with contractual requirements.

Section 2.30. Representations Complete. No representation or warranty made by the Company in this Agreement, any Schedule, any Exhibit or any certificate delivered, or to be delivered, by or on behalf of the Company pursuant hereto contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading in any material respect. To the Knowledge of the Company, there is no fact or circumstance that the Company has not disclosed to the Parent and the Acquirer in writing that the Company presently believes has had a Material Adverse Effect on the Company or could reasonably be expected to have a Material Adverse Effect on the Company.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE ACQUIRER

The Parent and the Acquirer hereby, jointly and severally, represent and warrant to the Company as follows:

Section 3.1. Organization and Standing of the Parent and the Acquirer. The Parent is an entity validly existing and in good standing under the laws of the State of New Jersey and has all requisite corporate or other power and authority to own or lease and operate its properties and to carry on its business as now conducted. The Acquirer is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Massachusetts.

Section 3.2. Approval; Binding Effect. Each of the Parent and the Acquirer has all requisite corporate power and authority to execute and deliver this Agreement and to perform all of its agreements and obligations hereunder in accordance with its terms. This Agreement and the transactions contemplated hereby have been duly authorized by the Boards of Directors of the Parent and the Acquirer. This Agreement has been duly executed and delivered by each of the Parent and the Acquirer. This Agreement constitutes the legal, valid and binding obligation of the Parent and/or the Acquirer, as applicable, enforceable against the Parent and/or the Acquirer, as applicable, in accordance with its terms, except as such validity, binding effect or enforceability may be limited by bankruptcy, insolvency and similar Laws affecting creditor’s rights generally or equitable principles relating to the availability of remedies.

Section 3.3. Non-Contravention. The execution and delivery of this Agreement, the performance and compliance by the Parent and the Acquirer with the terms hereof and the consummation of all transactions, including the Merger, contemplated hereby will not conflict with or result in any breach or violation of or default (with due notice or lapse of time or both) or creation of any Encumbrance under, or the acceleration, vesting or modification of any right or obligation under (a) any provision of the charter, by-laws or other organizational documents of the Parent or the Acquirer, (b) any judgment, order, writ, injunction or decree of any court or judicial or quasi-judicial tribunal applicable to the Parent or the Acquirer, (c) any statute, rule, regulation, order, law, ordinance or restriction applicable to the Parent or the Acquirer or (d) any contract, commitment, lease, agreement, mortgage, note, indenture or other instrument or obligation to which the Parent or the Acquirer is a party or by which it or its assets are bound, in each case except to the extent any such breach, violation, creation of Encumbrance, acceleration, vesting or modification does not, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent and/or the Acquirer.

Section 3.4. No Consents. No consent, notice, approval, waiver, license or other authorization or action by or filing with any Governmental Entity or any other Person (including any party to any agreement with either the Parent or the Acquirer) is required in connection with the execution and delivery by the Parent and the Acquirer of this Agreement, the consummation by the Parent and the Acquirer or the transactions contemplated hereby, or the performance by the Parent and the Acquirer of their obligations hereunder.

Section 3.5. Brokers. Neither the Parent nor the Acquirer has retained, utilized or been represented by any broker, finder, agent or other intermediary in connection with the negotiation or consummation of this Agreement or the transactions contemplated hereby.

Section 3.6. Financial Resources. The Parent has the financial resources to pay the entire Exchange Fund at the Closing in cash without borrowing.

ARTICLE 4

CERTAIN OTHER COVENANTS OF THE PARTIES

Section 4.1. Conduct of Business. Except as permitted in Schedule 4.1 or as otherwise consented to by the Parent or the Acquirer, from the date of this Agreement and until the Closing, the Company shall:

(a) conduct the Business in the manner as heretofore conducted, and use commercially reasonable efforts to preserve the business organization of the Company intact, keep available the services of the Employees and maintain the existing relations with franchisees, customers, suppliers, creditors, business partners, Employees and others having business dealings with the Company, to the end that the goodwill and ongoing business of the Company shall be unimpaired in any matter respect at the Closing Date;

(b) not, with respect to the Business, institute any new methods of product development, purchase, sale, lease, management, accounting or operation other than minor changes consistent with prudent business practice or engage in any transaction or activity outside the ordinary course of business;

(c) with respect to the Business, (i) maintain the books, records and accounts of the Company consistent with past practices, (ii) file, on a timely basis, with the appropriate Governmental Entities all Tax Returns required to be filed and pay all Taxes due prior to the Closing Date and (iii) maintain, preserve and protect all of the Company’s assets in the condition in which they exist on the date hereof, except for ordinary wear and tear;

(d) not modify, amend, terminate, or renew any Material Contract, except in the ordinary course of business, or waive, release or assign any material right or claim, in each case to the extent that such waiver, release or assignment relates to the Business;

(e) notify the Parent prior to the Business entering into any new Material Contract, except in the ordinary course of business;

(f) not enter into any material commitment or transaction outside of the ordinary course of business;

(g) not permit any insurance policy or binder pertaining to the Business to be canceled or terminated without notice to the Parent, except policies that are replaced without diminution or gaps in coverage;

(h) not settle any pending litigation or claim relating to the Business;

(i) not make any material election with respect to Taxes, change any currently or previously effective election relating to Taxes, adopt or change any accounting method (except as required by Law or GAAP), whether or not relating to Taxes, enter into any closing agreement relating to Taxes, settle or consent to any claim or assessment relating to Taxes, waive the statute of limitations for any such claim or assessment, or file any amended Tax Return or claim for refund of Taxes;

(j) not take, or agree to or commit to take, any action that would result in any of the conditions to the Closing set forth in Article 5 not being satisfied, or would make any representation or warranty of the Company contained herein untrue in any respect at, or as of any time prior to, the Closing Date, or that would materially impair the ability of the Company, the Company Stockholders, the Company Optionholders, the Company Warrant Holders, the Parent and/or the Acquirer to consummate the Closing in accordance with the terms hereof or materially delay such consummation;

(k) not permit the Company to take any action (or omit to take any action) that would have, individually or in the aggregate, a Material Adverse Effect;

(l) except as required by Law, not enter into any negotiation with respect to, or adopt or amend in any respect, any collective bargaining agreement relating to the Business;

(m) except as may be required under any existing agreement or by Law, not grant or agree to grant any bonuses to any employee employed in the conduct of the Business, nor shall the Company increase the rates of salaries or compensation of the employees employed in the conduct of the Business or increase or provide any new pension, retirement or other employment benefits to any of the Employees, other than general increases made in accordance with the Company’s past practices;

(n) cooperate in good faith with Parent in communicating with the Employees regarding the Merger;

(o) operate the Business in compliance with all Laws in all material respects;

(p) use commercially reasonable efforts to preserve and protect all material permits, licenses, approvals, certificates, registrations and other authorizations relating to the Business;

(q) ship, transfer and/or deliver products to its customers only in a manner consistent with the Business’ past practices;

(r) notify the Parent prior to the Business (i) removing or disposing any fixed or infrastructure assets, (ii) incurring any capital expenditures or (iii) hiring or firing any employees; and

(s) not enter into any agreement, contract, commitment or arrangement to do anything that it is prohibited from doing pursuant to this Section 4.1 and shall not authorize, recommend, propose or announce an intention to do anything that it is prohibited from doing pursuant to this Section 4.1.

Section 4.2. Waivers, Consents and Approvals. Notwithstanding any other provision of this Agreement, the Company will use its best efforts, with the full cooperation of the Parent and the Acquirer, to obtain the consents or approvals of third parties required under any Material Contracts and from any Governmental Entity which are listed on Schedule 5.8 hereof. Nothing in this Agreement will constitute a transfer or an attempted transfer of any Material Contracts or Governmental Entity consents, approvals, waivers, or other authorizations which are listed on Schedule 5.8 hereof which by its terms or under Law requires the consent or approval of a third party (including, without limitation, a Governmental Entity) unless such consent or approval shall have been obtained.

Section 4.3. Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to, as promptly as practicable, take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Law to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, the Stockholder Representative and the proper officers and directors of the Surviving Corporation shall take all such necessary action.

Section 4.4. Announcements. Except as otherwise required by Law, prior to the Closing, the Company and the Parent shall cooperate with each other in the development of a joint communication plan which will address the content and distribution of all news releases and other announcements with respect to this Agreement and the transactions contemplated hereby. Except to the extent otherwise required by Law (including the rules and regulations of the Securities and Exchange Commission and NASDAQ or any other self-regulatory organization applicable to the Parent) and except as prescribed in a joint communication plan of the parties, in no event shall any party to this Agreement make, issue or release or authorize any of its directors, officers, employees or agents to make, issue or release any announcement, statement or acknowledgment regarding the transactions contemplated under this Agreement, or reveal the status of the transactions provided for herein, regardless of whether such announcement, statement or acknowledgment is made or directed to the public generally or to employees, suppliers, customers or other third parties, without first obtaining the consent of the Parent and the Company, or except as may be required by the Company to communicate with its stockholders in connection with the transactions contemplated by this Agreement; provided however, that the Parent shall be permitted to describe the transactions contemplated by this Agreement in a press release and in current, quarterly and annual reports filed under the Securities Exchange Act of 1934.

Section 4.5. Notice of Merger and Appraisal Rights. As promptly as practicable following the date of this Agreement, the Company shall prepare and deliver to the stockholders of the Company a Notice of Merger and Appraisal Rights (the “Stockholder Notice”), which Stockholder Notice shall comply in all respects with the requirements of the MBCA. All such information contained in the Stockholder Notice shall be accurate and complete in all material respects as of the date of its delivery to the stockholders of the Company.

Section 4.6. Treatment of Employees. At the Effective Time, the Parent shall cause the Surviving Company to offer employment to substantially all persons who are employees of the Company immediately prior to the Closing (the “Company Employees”), such employment to be for substantially equivalent positions and on substantially equivalent wage or compensation rates as such Company Employees have with the Company. Except as specifically otherwise provided herein, nothing contained in this Agreement shall confer upon any Employee any right with respect to continuance of employment by the Surviving Corporation, nor shall anything herein interfere with the right of the Surviving Corporation to terminate the employment of any of the Employees at any time, with or without cause, or restrict the Surviving Corporation in the exercise of its independent business judgment in modifying any of the terms and conditions of the employment of the Employees following the Closing.

Section 4.7. Intentionally Omitted.

Section 4.8. Tax Matters.

(a) Pre-Closing Conduct. Without the prior written consent of the Parent, the Company shall not make or change any election, change an annual tax or accounting period, adopt or change any Tax or accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent, or other action could have an effect on the Tax liability of the Company for any period ending after the Closing Date.

(b) Straddle Period. In the case of any Tax period that includes (but does not end on) the Closing Date (a “Straddle Period”), the determination of the Taxes for the Pre-Closing Tax Period of the Straddle Period and the portion of the Straddle Period beginning after the Pre-Closing Tax Period shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit, and state and local apportionment factors of the Company for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Company were closed at the Closing Date, provided, however, that (A) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation and (B) periodic taxes such as real and personal property taxes shall be apportioned ratably between such periods on a daily basis. Notwithstanding anything to the contrary contained herein, all net operating losses attributable to Tax years ending on or before the Closing Date shall be credited first against Taxes for the Pre-Closing Tax Period.

(c) Responsibility for Filing Tax Returns. The Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company which are filed after the Closing Date and shall pay or cause to be paid all Taxes shown as due on such Tax Returns. The Parent shall permit the Stockholder Representative or its independent public accountants to review and comment on each Tax Return for a Pre-Closing Tax Period no later than thirty (30) Business Days prior to filing and shall make such revisions to such Tax Returns as are consistent with past practice and custom, unless a contrary position is indicated by law, and shall, in good faith, attempt to accommodate any other reasonable requests of the Stockholder Representative and its independent public accountants, to the extent not inconsistent with Law.

(d) Refunds and Tax Benefits. Any Tax refund received by the Parent or the Company, and any amounts credited against Tax to which the Parent or the Company become entitled, that relate to Taxes for the Company for the Pre-Closing Tax Period shall be for the account of the Company Stockholders, Company Optionholders and Company Warrant Holders (but only to the extent such refunds or credits exceed the amount accrued therefor (if any) on the Balance Sheet), and the Parent shall pay over to the Stockholder Representative any such refund or the amount of such credit within forty-five (45) days after receipt or entitlement thereto. The Stockholder Representative shall be responsible for distributing to each Company Stockholder, Company Optionholder and Company Warrant Holder (who become entitled to a portion of the Exchange Fund receive the amounts due the Company Stockholders, Company Optionholders and Company Warrant Holders pursuant to Section 1.3(c)) their proportionate share of any amount paid to the Stockholder Representative pursuant to this Section 4.8(d). Notwithstanding anything to the contrary herein, neither the Parent nor the Company shall be required to amend any Tax Return or file any refund claim for Taxes, nor shall it be required to carry back any tax attributes to a Pre-Closing Tax Period.

(e) Cooperation on Tax Matters.

(i) The parties hereto shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to Section 4.8(b) (including signing any such Tax Returns) above and any audit, litigation, or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(ii) The Parent and the Stockholder Representative, on behalf of the Company Stockholders, the Company Optionholders and the Company Warrant Holders, further agree, upon request, to use their respective best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(iii) The Parent and the Stockholder Representative, on behalf of the Company Stockholders, further agree, upon request, to provide the other party with all information that any party may be required to report pursuant to Code Sections 6043 or 6043A and all Treasury Regulations promulgated thereunder.

(f) Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

(g) Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration, and other such Taxes, and all conveyance fees, recording charges, and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by the Company Stockholders when due, and the Company Stockholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees, and charges, and, if required by Law, the Parent will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(h) Survival of Obligations. Notwithstanding any other provision in this Agreement to the contrary, the obligations of the parties set forth in this Section 4.8 shall be unconditional and absolute and shall remain in effect without limitation as to time or amount.

(i) Treatment of Payments. All payments made by the Parent pursuant to Section 4.8 or to any indemnified party pursuant to Article 7 shall constitute an adjustment of the Adjusted Cash Merger Consideration for Tax purposes and shall be treated as such by the Parent, the Company and the Company Stockholders on their respective Tax Returns to the extent permitted by Law.

Section 4.9. Access and Information. Prior to the Closing, the Parent shall be entitled to make or cause to be made such reasonable investigation of the Business and the Facility as the Parent deems necessary or advisable, and the Company shall cooperate with any such investigation. In furtherance of the foregoing, but not in limitation thereof, the Company shall permit the Parent and its agents and representatives to have reasonable and continued access to all applicable premises and books and records of the Company during regular business hours and shall furnish such financial and operating data (including, but not limited to, projections, forecasts, business plans, strategic plans and other data relating to the Business as the Parent shall reasonably request from time to time); provided, however, the Company shall be under no obligation to deliver to the Parent any information in violation of any non-disclosure or confidentiality agreement (but shall be required to disclose to the Parent the type of information not being so provided). Prior to the Effective Time, neither the Parent nor the Acquirer shall use any information obtained pursuant to this Section 4.9 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and, if such transactions are not consummated, they will hold all information and documents obtained pursuant to this Section 4.9 in confidence unless and until such time as such information or documents otherwise become publicly available or unless it is advised by counsel that any such information or document is required by Law to be disclosed (and the Parent and the Acquirer shall give reasonable advance notice of any intended disclosure of such information or documents to the Stockholder Representative in order to permit the Stockholder Representative to seek judicial protection from and against a contemplated disclosure). In the event that this Agreement is terminated, the Parent will deliver to the Company all documents so obtained by it and any copies thereof in the possession of the Parent or its agents and representatives or, at the option of the Parent, the Parent shall cause all of such documents and all of such copies to be destroyed and shall certify the destruction thereof to the Company. No investigation by the Parent or the Acquirer heretofore or hereafter made shall modify or otherwise affect any representations and warranties of the Company pursuant to this Agreement, which shall survive any such investigation.

Section 4.10. Third Party Proposals. Neither the Company nor any Affiliate of the Company shall solicit or encourage inquiries or proposals with respect to or furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or of a substantial equity interest in, the Company or any business combination with the Company other than as contemplated by this Agreement (each, a “Transaction Proposal”). The Company shall notify (and provide a reasonably detailed description to) the Parent immediately if any Transaction Proposal is received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with, the Company. The Company shall, and shall cause its Affiliates to, immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any parties, conducted prior to the date hereof with respect to any Transaction Proposal. If any Person (other than the Parent or its agents and representatives) during the one (1) year period prior to the date of this Agreement has been provided with any confidential information or data relating to any Transaction Proposal, the Company shall use reasonable efforts to cause such information or data to be immediately returned to it. The Company shall cause its officers, directors, agents, advisors and Affiliates to comply with the provisions of this Section 4.10. Notwithstanding the foregoing, if the Company receives any unsolicited inquiry for the purchase of all or any part of the Company, the Company may respond to such inquiry to the effect that it is not considering any such sale inquiries at the present time.

Section 4.11. Notification of Certain Matters. The Company, on the one hand, and the Parent and the Acquirer, on the other hand, shall give written notice to the other promptly after becoming aware of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence could reasonably be expected to result in any representation or warranty made by such party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date or (ii) any failure of the Company or any officer, director, employee or agent of the Company, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them hereunder; provided, however, the delivery of any notice pursuant to this Section 4.11 shall not limit or otherwise affect the remedies available hereunder to the Parent and/or the Acquirer.

Section 4.12. Stockholders’ Meeting.

(a) The Company will take all action necessary in accordance with the MBCA and the Company’s Articles of Organization and By-Laws to cause a meeting of its stockholders (the “Special Meeting”) to be duly called and held to consider and vote upon the approval and adoption of this Agreement and the Merger, and the Company will use its commercially reasonable efforts to hold the Special Meeting on a date on which the Parent and the Acquirer find agreeable. The Company’s Board of Directors will, subject to Section 4.12(b) and Section 4.10, recommend such approval and adoption of this Agreement and the Merger by the Company’s stockholders as provided herein and will use its commercially reasonable efforts to solicit such approval.

(b) The Company’s Board of Directors will not withdraw, modify or change in a manner adverse to the Parent or the Acquirer, its recommendation to the Company’s stockholders unless the Company’s Board of Directors determines in good faith, after consultation with counsel, that such withdrawal or modification is required by Law in order for the Company’s Board of Directors to comply with its duties to the Company and the Company’s stockholders. Any withdrawal, change or modification of the recommendation of the Company’s Board of Directors in accordance with the previous sentence will not constitute a breach of the Company’s representations, warranties, covenants or agreements contained in this Agreement. Unless this Agreement is previously terminated in accordance with Article 8, the Company will submit this Agreement to its stockholders at the Special Meeting in accordance with Section 4.12(a) even if the Company’s Board of Directors has withdrawn, modified or changed its recommendation of this Agreement or the transactions contemplated by this Agreement and will not postpone or adjourn such meeting or the vote by the Company’s stockholders upon this Agreement to another date without the Parent’s and the Acquirer’s approval or as otherwise required by Law.

ARTICLE 5

CONDITIONS PRECEDENT TO
PARENT’S AND ACQUIRER’S OBLIGATIONS

Notwithstanding the provisions of Article 1, the Parent and the Acquirer shall be obligated to perform the acts contemplated for performance by them under Article 1 only if each of the following conditions is satisfied at or prior to the Closing Date, unless any such condition is waived in writing by the Parent and the Acquirer:

Section 5.1. Accuracy of Representations and Warranties by the Company. Each representation and warranty of the Company contained in this Agreement (a) that is qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the Effective Date and as of the Closing Date as though each such representation and warranty had been made on and as of the Effective Date and as of the Closing Date, except to the extent any such representation and warranty expressly speaks only as of an earlier date (in which case as of such earlier date), and (b) that is not so qualified shall be true and correct in all material respects as of the Effective Date and as of the Closing Date as though each such representation and warranty had been made on and as of the Effective Date and as of the Closing Date, except to the extent any such representation and warranty expressly speaks only as of an earlier date (in which case as of such earlier date).

Section 5.2. Compliance by the Company. The Company shall have performed and complied in all material respects with all of its covenants, agreements and obligations under this Agreement required to be performed or complied with by it on or before the Closing Date.

Section 5.3. Company Closing Deliverables. Prior to or at the Closing, the Company shall have delivered the following documents as shall be reasonably requested by the Parent and/or the Acquirer in form and substance reasonably acceptable to the Parent’s and the Acquirer’s counsel:

(a) a certificate of the President or any Vice President of the Company and the Stockholder Representative, dated the Closing Date, to the effect that the conditions specified in this Article 5 have been satisfied by the Company or waived by the Parent and the Acquirer; and

(b) a certificate of the Secretary or Assistant Secretary of the Company, dated the Closing Date, as to the incumbency of any officer of the Company executing this Agreement or any document related thereto and covering such other customary matters as the Parent and/or the Acquirer may reasonably request;

(c) a certified copy of the resolutions of the Company’s Board of Directors authorizing the execution, delivery and consummation of this Agreement and the transactions contemplated hereby; and

(d) a certified copy of the resolutions of the stockholders of the Company whereby at least two-thirds of the stockholders of the Company voted in favor of adopting and approving this Agreement, the Merger and the transactions contemplated hereby.

Section 5.4. Delivery of Articles of Merger. The Company shall have duly executed and delivered the Articles of Merger.

Section 5.5. No Pending Litigation. No action, suit or proceeding shall be pending or threatened against the Company wherein any unfavorable injunction, judgment, order, decree ruling or charge would prohibit the consummation of the Merger or any of the transactions contemplated hereby.

Section 5.6. Resignations of Directors and Officers. Except as set forth on Schedule 5.6 all of the directors and officers of the Company shall have resigned their positions with the Company, on or prior to the Closing Date and prior thereto shall have executed such appropriate documents with respect to the transfer or establishment of bank accounts, signing authority, and other similar matters, as the Acquirer shall have reasonably requested.

Section 5.7. Certificates of Good Standing. The Company shall have delivered a certificate of the Secretary of the Commonwealth of the Commonwealth of Massachusetts, dated as of a recent date prior to the Closing, with respect to the legal existence and good standing of the Company under the laws of the Commonwealth of Massachusetts.

Section 5.8. Consents and Approvals. The Company shall have received all consents and approvals of all Governmental Entities and all third parties identified on Schedule 5.8.

Section 5.9. Legal Opinion. The Parent and the Acquirer shall have received from Bowditch & Dewey, LLP, special counsel for the Company, a legal opinion, which shall be addressed to the Parent and the Acquirer, dated as of the Closing Date, and in substantially the form attached hereto as Exhibit E.

Section 5.10. Termination of Employees. The Company shall have terminated the Employees listed on Schedule 5.10 and shall have provided sufficient evidence thereof to the Parent.

Section 5.11. Employment Agreements. There shall have been executed and delivered to the Acquirer, Employment Agreements in substantially the form attached hereto as Exhibit F from each of Jim Averill, Scott Moore, Mark Michalski, Gerald Miller, Greg Zvonar and Andrew Ferencz (the “Employment Agreements”).

Section 5.12. Non-competition Agreements. There shall have been executed and delivered to Acquirer, Noncompetition Agreements in substantially the form attached hereto as Exhibit G from each of Howard Kaepplein, William Ng and Bernhard Schroter (the “Noncompetition Agreements”).

Section 5.13. Settlement of Disputes. The Company shall have satisfied all of its obligations under the Artesyn Settlement Agreement and shall have provided sufficient evidence thereof to the Parent. The Company shall have paid any and all amounts due and owing to Datatronics and shall have provided sufficient evidence thereof to the Parent.

Section 5.14. Termination of Consulting Agreement. The Company shall have terminated that certain Consulting Agreement dated as of March 12, 2002 by and between the Company and Atlantic Management Associates, Inc. and shall have provided sufficient evidence thereof to the Parent.

Section 5.15. Escrow Agreement. The Shareholder Representative shall have executed and delivered to the Parent, and shall have caused the Escrow Agent to have executed and delivered to the Parent, an Escrow Agreement in substantially the form attached hereto as Exhibit H (the “Escrow Agreement”) pursuant to which the Escrow Amount shall be deposited in escrow to, among other things, secure payment of indemnification payable to the Parent and the Surviving Corporation hereunder.

Section 5.16. FIRPTA. Each of the Company Shareholders and the Company Optionholders who are to receive a portion of the Exchange Fund shall have furnished a certification of nonforeign status in accordance with Treasury Regulations Section 1.1445-2(b)(2)(iv), or as otherwise required by Law.

Section 5.17. Section 1.7 Deliveries. The Company shall have delivered to the Parent and the Acquirer the Estimated Accounts Receivable Report, the Inventory Report and the Estimated Closing Report in the manner provided for in Section 1.7.

Section 5.18. Company Stockholder Approval. The holders of at least two-thirds of the shares of Company Common Stock shall have adopted and approved this Agreement, the Merger and the transactions contemplated hereby in accordance with the MBCA.

Section 5.19. Amendment of Option Plans, Option Documents and Warrant Documents. The Company shall have amended, in a manner reasonably acceptable to the Parent, (i) the Plans and (ii) the Stock Option Agreements and Warrants identified on Schedule 2.6(b) to provide for cashless exercise of Company Options and Company Warrants and partial acceleration of the unvested Company Options.

Section 5.20. Limitation of Dissenting Shares. The amount of Dissenting Shares shall not exceed five percent (5%) of the issued and outstanding shares of Company Common Stock.

ARTICLE 6

CONDITIONS PRECEDENT TO COMPANY’S OBLIGATIONS

Notwithstanding the provisions of Article 1, the Company shall be obligated to perform the acts contemplated for performance by it under Article 1 only if each of the following conditions is satisfied at or prior to the Closing Date, unless any such condition is waived in writing by the Company:

Section 6.1. Accuracy of Representations and Warranties by the Parent and the Acquirer. Each representation and warranty of the Parent and the Acquirer contained in this Agreement (a) that is qualified as to materiality shall be true and correct in all respects as of the Effective Date and as of the Closing Date as though each such representation and warranty had been made on and as of the Effective Date and as of the Closing Date, except to the extent any such representation and warranty expressly speaks only as of an earlier date (in which case as of such earlier date), and (b) that is not so qualified shall be true and correct in all material respects as of the Effective Date and as of the Closing Date as though each such representation and warranty had been made on and as of the Effective Date and as of the Closing Date, except to the extent any such representation and warranty expressly speaks only as of an earlier date (in which case as of such earlier date).

Section 6.2. Compliance by the Parent and the Acquirer. The Parent and the Acquirer shall have performed and complied in all material respects with all of their covenants, agreements and obligations under this Agreement to be performed or complied with by them on or before the Closing Date.

Section 6.3. Parent/Acquirer Closing Deliverables. Prior to or at the Closing, the Parent and the Acquirer shall have delivered to the Company the following documents as shall be reasonably requested by the Company in form and substance reasonably acceptable to the Company’s counsel:

(a) a certificate of the President or any Vice President of the Parent and the Acquirer, dated the Closing Date, to the effect that the conditions specified in this Article 6 have been satisfied by the Parent and/or the Acquirer or waived by the Company;

(b) certificates of the Secretary or Assistant Secretary of the Parent and the Acquirer, dated the Closing Date, as to the incumbency of any officer of the Parent or the Acquirer executing this Agreement or any document related thereto and covering such other customary matters as the Company may reasonably request; and

(c) certified copies of the resolutions of the Parent’s and the Acquirer’s Board of Directors authorizing the execution, delivery and consummation of this Agreement and the transactions contemplated hereby and thereby.

Section 6.4. Delivery of Certificates of Merger. The Acquirer shall have duly executed and delivered the Articles of Merger.

Section 6.5. No Pending Litigation. No action, suit or proceeding shall be pending or threatened against the Company wherein any unfavorable injunction, judgment, order, decree ruling or charge would prohibit the consummation of the Merger or any of the transactions contemplated hereby.

Section 6.6. Delivery of Merger Proceeds. At the Closing, the Paying Party shall have delivered or shall simultaneously deliver the Escrow Amount to the Escrow Agent and the amounts due the Company Stockholders, Company Optionholders and Company Warrant Holders pursuant to, and in accordance with, the provisions of Sections 1.2(k) and 1.3 hereof.

Section 6.7. Resolutions Adopted by the Parent and the Acquirer. Each of the Boards of Directors of the Parent and the Acquirer shall have approved this Agreement and the transactions contemplated hereby.

Section 6.8. Certificate of Good Standing. Each of the Parent and the Acquirer shall have delivered a certificate of the Secretary of State of the jurisdiction of incorporation of such entity, dated as of a recent date prior to the Closing, with respect to the legal existence and good standing of such entity under the Laws of such jurisdiction.

Section 6.9. Company Stockholder Approval. The holders of at least two-thirds of the shares of Company Common Shares shall have adopted and approved this Agreement, the Merger and the transactions contemplated hereby in accordance with the MBCA.

ARTICLE 7

SURVIVAL AND INDEMNIFICATION

Section 7.1. Survival. The representations and warranties made in Articles 2 and 3 of this Agreement shall survive the Closing until the first anniversary thereof and will thereupon expire together with any right to indemnification for breach thereof (except to the extent a written notice asserting a Claim for breach of any such representation or warranty has been given prior to such date to the party which made such representation and warranty, in which case such representation or warranty shall survive until such Claim is resolved). Notwithstanding the foregoing, the representations and warranties contained in Sections 2.6, 2.9, 2.11, 2.12, 2.13, 2.16, 2.21 and 2.24 of this Agreement and the right to indemnification for breach thereof shall survive until sixty (60) days after the expiration of the applicable statutes of limitations.

Section 7.2. Indemnity.

(a) Prior to the Closing, the Company, and after the Closing, each of the Company Stockholders (jointly and severally), agree to indemnify, defend and hold harmless the Parent, the Acquirer and the Surviving Corporation (and their respective directors, officers, employees and Affiliates) from and against any and all claims, liabilities, losses, damages, costs and expenses, including without limitation the reasonable fees and disbursements of counsel (collectively, the “Losses”), which any of such parties shall suffer and which relate to or arise, directly or indirectly, out of (i) any breach by the Company of any representation, warranty or covenant made by the Company in this Agreement or any other certificate or instrument delivered pursuant hereto, (ii) the termination of any employee of the Company prior to the Closing Date, including Losses attributable to chapter 149, section 183 of the Massachusetts General Law, (iii) any Taxes (or the non-payment thereof) of the Company for all Tax periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Pre-Closing Tax Period, (iv) any Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, (v) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing, and (vi) any and all Losses related to claims asserted by holders of Non-Eligible Company Options pertaining to the cancellation and termination of the Non-Eligible Company Options by the Company prior to the Effective Time.

(b) The Parent and the Acquirer, jointly and severally, agree to indemnify, defend and hold harmless the Company (and its directors, officers, employees and Affiliates) from and against any Losses resulting from which any of such parties shall suffer and which relate to or arise, directly or indirectly, out of any breach by the Acquirer or the Parent of any representation, warranty or covenant made by the Acquirer or the Parent in this Agreement or any other certificate or instrument delivered pursuant hereto.

Section 7.3. Claims.

(a) Any party seeking indemnification hereunder (“Indemnified Party”) shall promptly notify the party or parties from which it is seeking indemnification (the “Indemnifying Party”), of any action, suit, proceeding, demand or breach (a “Claim”) with respect to which the Indemnified Party claims indemnification hereunder, provided that failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations under this Article 7 except to the extent, if at all, that such Indemnifying Party shall have been actually prejudiced thereby.

(b) If such Claim relates to any action, suit, proceeding or demand instituted against the Indemnified Party by a third party (a “Third Party Claim”), then the Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim after receipt of notice of such claim from the Indemnified Party. Within sixty (60) days after receipt of notice of a particular matter from the Indemnified Party, the Indemnifying Party may assume the defense of such Third Party Claim by providing the Indemnified Party with written notice of its election to assume such defense. Notwithstanding the right of the Indemnified Party to retain its own counsel as described below, the Indemnifying Party shall have the authority to negotiate, compromise and settle such Third Party Claim if and only if the following conditions are satisfied:

(i) the Indemnifying Party shall have confirmed in writing that it is obligated hereunder to indemnify the Indemnified Party with respect to such Third Party Claim; and

(ii) the Indemnifying Party shall not, without the consent of the Indemnified Party, consent to the entry of any judgment or settle any such Third Party Claim unless the Indemnified Party is unconditionally released from all liability in respect of such Third Party Claim and the Indemnified Party receives assurances that there will be no continuing restrictions on the business of the Indemnified Party with respect to such Third Party Claim.

The Indemnified Party shall retain the right to employ its own counsel and to participate in the defense of any Third Party Claim, the defense of which has been assumed by the Indemnifying Party pursuant hereto, but the Indemnified Party shall bear and shall be solely responsible for its own costs and expenses in connection with such participation, unless (i) the Indemnified Party has been advised by counsel that representation of the Indemnified Party and the Indemnifying Party by the same counsel presents a conflict of interest under applicable standards of professional conduct, (ii) the Indemnified Party has been advised by counsel that there may be legal defenses available to it which are different from or in addition to the defenses available to the Indemnifying Party, the Indemnifying Party is not and has no plans to employ such different or additional defenses, and in the reasonable judgment of such counsel it is advisable for the Indemnified Party to employ separate counsel or (iii) the Indemnifying Party has failed to prosecute such defense in good faith. Notwithstanding the foregoing, the Indemnifying Party shall retain sole authority to negotiate, compromise and settle such Third Party Claim subject to the conditions set forth above. In no event will the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to any Third Party Claim for which it seeks indemnification hereunder without the prior written consent of the Indemnifying Party.

Section 7.4. Limitations on Indemnification.

(a) No Indemnifying Party shall be required to indemnify an Indemnified Party hereunder for any Claim arising from any breaches of representations and warranties contained in Article II or III hereof, except to the extent that the aggregate amount of Losses for which all Indemnified Parties are otherwise entitled to indemnification pursuant to this Article 7 for breaches of the representations and warranties contain in either Article II or III hereof, as applicable, exceeds $100,000, whereupon the Indemnified Party shall be entitled to be paid the full amount of all Losses incurred, subject to the limitations on the maximum amount of recovery set forth in Section 7.4(b).

(b) The maximum aggregate post-Closing liability of the Acquirer and the Parent, on the one hand, and the Company and the Stockholders, on the other hand, under this Article 7 shall be One Million Seven Hundred Fifty Thousand Dollars ($1,750,000).

(c) All Claims of the Acquirer, the Parent, the Surviving Corporation or any Person claiming by or through any or all of the foregoing against the Company Stockholders, the Company Optionholders or the Company Warrant Holders shall be satisfied by payment out of the WC/Indemnity Escrow Amount, which shall be the exclusive source of satisfaction of any such Claims.

ARTICLE 8

TERMINATION OF AGREEMENT

Section 8.1. Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by mutual written consent of the Company, the Parent and the Acquirer;

(b) by either the Company, on the one hand, or the Parent and the Acquirer, on the other hand, if the other party hereto shall breach in any material respect any of its representations, warranties, covenants or obligations contained in this Agreement and such breach is not cured within ten (10) Business Days of receipt of written notice of such breach from the other party;

(c) by the Parent and/or the Acquirer if any authorization, consent, waiver or approval required for the consummation of the transactions contemplated hereby shall impose any condition or requirement, which condition or requirement the Parent and/or the Acquirer determines, in its good faith judgment, to be materially burdensome or to deny to the Parent and/or the Acquirer in any material respect the benefits intended to be obtained by the Parent and/or the Acquirer pursuant to the transactions contemplated by this Agreement;

(d) by the Parent and/or the Acquirer if there occurs damage or destruction to the assets of the Business or the Facility in excess of One Hundred Fifty Thousand and No/100 Dollars ($150,000.00) which is not repaired or replaced by the Company to the Parent’s and the Acquirer’s reasonable satisfaction prior to the Closing Date;

(e) by the Parent and/or the Acquirer if notice of any action, suit or proceeding shall be given to the Company by any Governmental Entity concerning the condemnation of any portion of the Facility;

(f) by either the Company and the Principal Stockholders, on the one hand, or the Parent and the Acquirer, on the other hand, if the transactions contemplated hereby are not consummated on or before the first Business Day that is thirty (30) days following the date hereof;

(g) by the Parent and/or the Acquirer if the conditions stated in Article 5 become incapable of being satisfied or by the Company if the conditions stated in Article 6 become incapable of being satisfied; provided, however, that a termination under this Section 8.1(g) shall not be effective unless the terminating party has given the other party written notice of its intent to terminate the Agreement, stating the reasons therefor, and the non-terminating parties shall fail to cure such condition within ten (10) days after the receipt of such notice; and

(h) by the Company, if the Company's Board of Directors shall have (i) exercised its right to withdraw or adversely modify its recommendation to the Company’s stockholders that the stockholders approve the transactions contemplated by this Agreement in accordance with Section 4.12(b) and (ii) approved an alternative Transaction Proposal (the “Alternative Proposal”); provided, however, the Company shall not have the right to terminate this Agreement unless (1) at least 48 hours prior to entering into the Alternative Proposal, the Company provides a copy of the Alternative Proposal to the Parent, (2) the Board of Directors of the Company, after consultation with outside legal counsel and after considering any response that the Parent may have after reviewing the Alternative Proposal, determines in good faith that approving the Alternative Proposal is legally necessary for the proper discharge of its duties under applicable law, (3) the Board of Directors of the Company, after consultation with its financial advisor, if any, and after considering any response that the Parent may have after reviewing the Alternative Proposal, determines in good faith that the transactions contemplated by the Alternative Proposal are reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the transaction and the party offering to enter into the Alternative Proposal, (4) the Board of Directors of the Company determines in good faith that the transactions contemplated by the Alternative Proposal would, if consummated, be more favorable to the Company’s stockholders as a group than the transaction contemplated by this Agreement; and (5) concurrent with terminating this Agreement, the Company (A) pays to the Parent the Termination Fee (as hereinafter defined) and (B) delivers to the Parent a mutual release signed by the parties to the Alternative Proposal, which release shall be in form and substance reasonably satisfactory to the Parent and shall irrevocably waive any right the releasing parties may have to challenge the payment to the Parent of the Termination Fee (the “AP Release”). Upon receipt of the AP Release, the Termination Fee and written notice from the Company evidencing the Company’s determination to terminate this Agreement in accordance with the provisions of this Section 8.1(h), the Parent shall execute and deliver the AP Release to the parties to the Alternative Proposal.

Section 8.2. Effect of Termination. If this Agreement is terminated pursuant to Section 8.1(a) or 8.1(c) through (h) hereof, all rights and obligations of the Company, the Parent and the Acquirer hereunder shall terminate and no party shall have any liability to the other party, except for obligations pursuant to Section 8.4 and the obligations of the parties hereto in Section 10.2, which shall survive the termination of this Agreement. Notwithstanding anything contained in Article 8 to the contrary, in the event that this Agreement is terminated pursuant to Section 8.1(b), nothing herein (including without limitation, the payment of the Termination Fee in accordance with Section 8.4) shall be construed to relieve any party from liability associated with the failure of the transactions contemplated herein to close; provided, however, in the event the Parent and the Acquirer terminates this Agreement pursuant to Section 8.1(b), the Parent’s and the Acquirer’s only recourse shall be against the Company.

Section 8.3. Right to Proceed. Anything in this Agreement to the contrary notwithstanding, if any of the conditions specified in Article 5 hereof have not been satisfied, the Parent and the Acquirer shall have the right to waive the satisfaction of any such condition and to proceed with the transactions contemplated hereby, and if any of the conditions specified in Article 6 hereof have not been satisfied, the Company shall have the right to waive the satisfaction of any such condition and to proceed with the transactions contemplated hereby.

Section 8.4. Termination Fee. If this Agreement is terminated by the Company pursuant to Section 8.1(h), or by the Parent of the Acquirer pursuant to Section 8.1(b), the Company shall promptly pay to the Parent or the Acquirer a termination fee of $250,000.00 (the “Termination Fee”). If this Agreement is terminated by the Company pursuant to Section 8.1(b) hereof, the Parent and the Acquirer, jointly and severally, shall promptly pay to the Company the Termination Fee.

ARTICLE 9

DEFINITIONS

Section 9.1. Glossary of Defined Terms. The definitions of the following terms may be found in the Section references set forth opposite each such term:

Defined Terms	Section
AP Release	Section 8.1(h)
Accounts	Section 1.11
Acquirer	Preamble
Actual Working Capital Amount	Section 1.7(e)
Adjusted Closing Cash Merger Proceeds	Section 1.7(d)
Adjusted Option/Warrant Per Share Closing Amount	Section 1.2(l)
Adjusted Per Share Closing Amount	Section 1.2(k)
Agreed Upon Inventory Values	Section 1.7(b)
Agreement	Preamble
Alternative Proposal	Section 8.1(h)
Arbiter	Section 1.7(e)
Articles of Merger	Section 1.1
Audited Financial Statements	Section 2.7(a)
Balance Sheet	Section 2.7(a)
Benchmark Working Capital Amount	Section 1.7(d)
Business	Recitals
Business Real Properties	Section 2.21(a)
Cash Amount	Section 1.7(c)
CERCLA	Section 9.2
Claim	Section 7.3(a)
Closing	Section 1.1
Closing Date	Section 1.1
Closing RM/WIP/FG Amount	Section 1.7(b)
COBRA	Section 2.16(f)
Company	Preamble
Company Common Stock	Recitals
Company Employees	Section 4.6
Company Options	Recitals
Company Warrants	Recitals
Covenants Agreements	Section 2.20(a)
Disputed Items	Section 1.7(e)
Dissenting Shares	Section 1.4
Dissenting Stockholder	Section 1.3(e)
Effective Date	Section 1.1
Effective Time	Section 1.1
Eligible Company Options	Recitals
Employee	Section 2.14(e)
Employment Agreements	Section 5.11
Environmental Claims	Section 2.21(c)
Escrow Agreement	Section 5.15
Estimated Accounts Receivable Amount	Section 1.7(a)
Estimated Accounts Receivable Report	Section 1.7(a)
Estimated Closing Report	Section 1.7(c)
Estimated Working Capital Amount	Section 1.7(c)
Exchange Fund	Section 1.3(a)

FG	Section 1.7(b)(ii)
Final Working Capital Amount	Section 1.7(e)
Financial Statements	Section 2.7(a)
Indemnified Party	Section 7.3(a)
Indemnifying Party	Section 7.3(a)
Inventory Audit	Section 1.7(b)
Inventory Category Value	Section 1.7(b)
Inventory Certificates	Section 1.7(b)
Inventory Report	Section 1.7(b)
IRS	Section 2.12(a)
Leases	Section 2.10(c)
Liabilities Amount	Section 1.7(c)
Losses	Section 7.2(a)
Material Contracts	Section 2.15
MBCA	Section 1.1
Merger	Recitals
Multi-employer Plan	Section 2.16(a)
NAICS	Section 2.21(b)
Negative Amount	Section 1.7(d)
Noncompetition Agreements	Section 5.12
Non-Eligible Company Options	Section 2.6(a)
Notices	Section 2.21(c)
Parent	Preamble
Paying Party	Section 1.3(a)
Per Option/Warrant Share Closing Amount	Section 1.2(l)
Per Share Closing Amount	Section 1.2(k)
Per Share/Option/Warrant Escrow Amount	Section 1.3(b)
Plans	Section 2.6(a)
Principal Stockholders	Recitals
Positive Amount	Section 1.7(d)
Post-Closing Account Payment	Section 1.11
Pre-Closing Receivable	Section 1.11
Prepaid Assets Amount	Section 1.7(c)
Proceedings	Section 2.21(c)
Raw Materials	Section 1.7(b)(i)
Receivable Cut-Off Date	Section 1.11
SIC	Section 2.21(b)
Single Employer Plan	Section 2.16(a)
Special Meeting	Section 4.12(a)
Stockholder Notice	Section 4.5
Stockholder Representative	Section 1.9(a)
Straddle Period	Section 4.8(b)
Surviving Corporation	Section 1.2(b)
Termination Fee	Section 8.4
Third Party Claim	Section 7.3(b)
Transaction Proposal	Section 4.10

Unaudited Financial Statements	Section 2.7(a)
Voting Agreement	Recitals
WC Objection	Section 1.7(e)
WIP	Section 1.7(b)(iii)

Section 9.2. Defined Terms. As used herein the following terms not otherwise defined have the following respective meanings:

“Accounts Receivable” means any and all accounts receivable, notes receivable and other amounts receivable owed to the Company as of the Closing Date.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. As used in this definition the term “control” (including the terms “controlled by” and “under common control with”) means, with respect to the relationship between or among two or more Persons, the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Aggregate Company Optionholder Exercise Price” means the aggregate per share exercise price for all Eligible Company Options.

“Artesyn Settlement Agreement” means that certain Settlement Agreement dated as of December 2004 by and between the Company and Artesyn North America, Inc.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in Boston, Massachusetts.

“Cash Merger Proceeds” means Eighteen Million and No/100 Dollars ($18,000,000.00).

“Certificates” means the original stock certificates which, immediately prior to the Effective Time, represented shares of Company Stock, or the right to receive shares of Company Stock, other than Dissenting Shares.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Optionholder” means the holder of any outstanding Eligible Company Options at the Effective Time.

“Company Stockholder” means any holder of record of shares of Company Common Stock outstanding immediately prior to the Effective Time; provided, however, that the term “Company Stockholder” shall not include any holder of Dissenting Shares.

“Company Warrant Holder” means the holder of any outstanding Company Warrants.

“Discharge” means any manner of spilling, leaking, dumping, discharging, releasing or emitting, as any of such terms may further be defined in any Environmental Law, into or through any medium including, without limitation, ground water, surface water, land, soil or air.

“Encumbrance” means any title defect or objection, lien, pledge, mortgage, deed of trust, security interest, claim (whether or not made, known or contingent), judgment, lease, license, charge, pledge, option, escrow, right of first refusal or offer, preemptive right, conditional sale or other title retention agreement, easement, encroachment or other real estate declaration, covenant, condition, restriction or servitude, transfer restriction under any stockholder or similar agreement, encumbrance or any other restriction or limitation whatsoever, in each case other than Permitted Encumbrances.

“Environmental Laws” means all federal, state, regional or local statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings, and changes or ordinances or judicial or administrative interpretations thereof, or similar laws of foreign jurisdictions where the Company conducts business, whether currently in existence or hereafter enacted or promulgated, any of which govern (or purport to govern) or relate to pollution, protection of the environment, public health and safety, air emissions, water discharges, hazardous or toxic substances, solid or hazardous waste or occupational health and safety, as any of these terms are or may be defined in such statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings and changes or ordinances, or judicial or administrative interpretations thereof, including, without limitation: the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendment and Reauthorization Act of 1986, 42 U.S.C. §9601, et seq. (collectively “CERCLA”); the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976 and subsequent Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §6901 et seq. (collectively “RCRA”); the Hazardous Materials Transportation Act, as amended, 49 U.S.C. §1801, et seq.; the Clean Water Act, as amended, 33 U.S.C. §1311, et seq.; the Clean Air Act, as amended (42 U.S.C. §7401-7642); the Toxic Substances Control Act, as amended, 15 U.S.C. §2601 et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act as amended, 7 U.S.C. §136-136y (“FIFRA”); the Emergency Planning and Community Right-to-Know Act of 1986 as amended, 42 U.S.C. §11001, et seq. (Title III of SARA) (“EPCRA”); the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §651, et seq. (“OSHA”); the Massachusetts Clean Air Act, M.G.L. c. 111, §§ 142A - 142K; the Massachusetts Clean Waters Act, M.G.L. c. 21, §§26 - 53; the Massachusetts Water Management Act, M.G.L. c. 21G, §§1- 9; the Massachusetts Wetlands Protection Act, M.G.L. c. 131, §40; the Massachusetts Hazardous Waste Management Act, M.G.L. c. 21C; the Massachusetts Underground Storage Tank Petroleum Product Cleanup Fund, M.G.L. c. 21J; the Massachusetts Oil and Hazardous Material Release Prevention Act, M.G.L. c. 21E, §1 - 19; the Massachusetts Right-to-Know Act, c. 111F; the Massachusetts Toxics Use Reduction Act, c. 21I; and M.G.L. c. 21A, §4A; c.21 F; c. 21H; c. 21K; c. 21L; c. 91; c. 92, §§104, 105, 107A, ansd108 - 111; c. 111, §§150A and 150A½; and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to or threatened as a result of the release of, the presence of, exposure to, or ingestion of, any Regulated Substance.

“Environmental Licenses” means all licenses, certificates, permits, approvals, consents and registrations required to be issued by a Governmental Entity under Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any member of the same controlled group of businesses as the Company within the meaning of Section 4001(a)(14) of ERISA.

“Escrow Agent” means Boston Private Bank & Trust Company.

“Escrow Amount” means the sum of the WC/Indemnity Escrow Amount and the Stockholder Representative Escrow Amount.

“Exchange Agent” means EquiServe Trust Company, N.A.

“Facility” means the Company’s manufacturing facility (inclusive of the land and all other improvements thereon associated therewith) located at 155 Flanders Road, Westborough, Massachusetts, and leased by the Company.

“Fully Diluted Shares” means the sum of (i) all shares of Company Common Stock outstanding immediately prior to the Effective Time plus (ii) all shares of Company Common Stock issuable on full exercise of all Eligible Company Options and all Company Warrants that are outstanding immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles which are consistent with the principles promulgated or adopted by the Financial Accounting Standards Board and its predecessors, in effect for the applicable fiscal year.

“Gross Merger Proceeds” means the Adjusted Closing Cash Merger Proceeds plus the Aggregate Company Optionholder Exercise Price.

“Governmental Entity” means any government or any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, Federal, state, local, transnational or foreign.

“Handle” means any manner of generating, accumulating, storing, treating, disposing of, transporting, transferring, labeling, handling, manufacturing or using, as any of such terms may further be defined in any Environmental Law, of any Hazardous Material.

“Hazardous Material” means all substances and materials designated as hazardous or toxic or otherwise regulated as of the date hereof pursuant to any applicable Environmental Law.

“Indebtedness” means, as applied to any Person, at any particular time, without duplication, (a) indebtedness of such Person for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (b) indebtedness of such Person evidenced by any note, bond, debenture or other debt security, (c) indebtedness of such Person for the deferred purchase price of property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business which are not more 30 days past due), (d) contingent reimbursement obligations of such Person with respect to letters of credit, (e) indebtedness guaranteed in any manner by such Person (including guarantees in form of an agreement to repurchase or reimburse), (f) obligations under capitalized leases with respect to which such Person is liable as obligor or guarantor, (g) any indebtedness secured by an Encumbrance on such Person’s assets, (h) liabilities under any interest rate swap agreement, currency or other hedge agreement, derivative instrument, or other similar agreement designed to protect the Company against fluctuations in interest rates, (i) liabilities owed in respect of the termination or cancellation of any Material Contract, including under any employment or non-competition agreements, (j) liabilities for bank overdrafts and outstanding checks to the extent treated as bank overdrafts or otherwise included in any of the Company’s financial statements and (k) any unsatisfied obligation for “withdrawal liability,” as such term is defined under ERISA, to a Multiemployer Plan (as such term is defined under ERISA).

“Intellectual Property Rights” means all (i) patents, patent applications, patent disclosures and inventions, (ii) trademarks, service marks, trade dress, trade names, logos and corporate names and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered and unregistered) and copyrightable works and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) computer software, data, data bases and documentation thereof, (vi) trade secrets and other confidential information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information), (vii) domain name registrations; (viii) other intellectual property rights and (ix) copies and tangible embodiments thereof (in whatever form or medium).

“Knowledge” shall mean knowledge of a particular fact or other matter based upon (i) actual knowledge of a Person of such fact or other matter, (ii) knowledge a Person would have upon a reasonable inquiry of employees of the Company who are responsible for such fact or matter in question or a reasonable review of the Company’s books and records relating to such fact or matter. A Person (other than an individual) shall be deemed to have “knowledge” of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had knowledge (as defined in items (i) and/or (ii) of the immediately preceding sentence), of such fact or other matter.

“Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, interpretation, directive, order, writ, decree, injunction, judgment, stay or restraining order, provisions and conditions of permits, licenses, registrations and other operating authorizations and any other requirement of any Governmental Entity.

“Material Adverse Effect” means, with respect to any Person, any material adverse effect in the business, operations, assets, liabilities, financial condition or results of operations of such Person and its Subsidiaries taken as a whole.

“Off-Site Warehouse” means each of the following facilities at which the Company maintains an inventory of raw materials and/or finished goods.

“Option Documents” means any and all documents, contracts, agreements and/or letter agreements concerning the grant, issuance, modification or amendment of an Eligible Company Option.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” means a Plan that is subject to Title IV of ERISA (other than a Multi-employer Plan) or Section 412 of the Code.

“Permitted Encumbrances” means (a) Encumbrances that arise out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) workmen’s, repairmen’s or other similar Encumbrances arising or incurred by the operation of law and in the ordinary course of business in respect of obligations which are not overdue, (c) minor title defects, recorded easements or Encumbrances affecting real property, which defects, easements or Encumbrances do not, individually or in the aggregate, impair the continued use, occupancy, value or marketability of title of the real property to which they relate, assuming that the property is used on substantially the same basis as such property is currently being used by the Company or (d) Encumbrances listed in Schedule 2.10(a) (other than those noted as being discharged prior to Closing).

“Per Share Escrow Amount” shall mean the quotient of dividing (i) the Escrow Amount by (ii) the sum of the number of Fully Diluted Shares minus the number of Dissenting Shares.

“Person” means any corporation, association, partnership, limited liability company, organization, business, individual, government or political subdivision thereof or governmental agency.

“Plan” means (i) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), which any past or current employee of the Company or any of its ERISA Affiliates participated or participates in or was or is covered under and with respect to which the Company or any of its ERISA Affiliates is or ever was a sponsor or participating employer or makes contributions or is required to make contributions, and (ii) any employment, severance or other arrangement or policy of the Company or any of their ERISA Affiliates (whether written or oral) providing for health, life, vision or dental insurance coverage (including self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits or retirement benefits, fringe benefits, or for profit sharing, deferred compensation, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of the Straddle Period ending on and including the Closing Date.

“Principal Stockholders” means the stockholders of the Company set forth on Exhibit A hereto.

“Pro Rata Portion” means for each Company Stockholder, Company Optionholder and/or Company Warrant Holder a fraction (i) the numerator of which is the number of shares of Company Common Stock (x) owned beneficially and of record by such Company Stockholder and/or (y) issuable to the Company Optionholder upon the full exercise of all Eligible Company Options held by the Company Optionholder and/or (z) issuable to the Company Warrant Holder upon the full exercise of all Company Warrants held by the Company Warrant Holder and (ii) the denominator of which is the number of Fully Diluted Shares.

“Regulated Substances” shall be construed broadly to include any toxic or hazardous substance, material, or waste, and any other contaminant, pollutant, or constituent thereof, whether liquid, solid, semi-solid, sludge and/or gaseous, including without limitation, chemicals, compounds, by-products, pesticides, asbestos containing materials, petroleum or petroleum products, flammable or explosive material, urea formaldehyde foam insulation, and polychlorinated biphenyls, the presence of which requires assessment, investigation, removal, response, remediation or notice under any Environmental Laws or which are or become regulated, listed or controlled by, under or pursuant to any Environmental Laws or which has been or shall be determined or interpreted at any time by any Governmental Entity to be a hazardous or toxic substance regulated under any other statute, law, regulation, order, code, rule, order, or decree.

“Stockholder Representative Escrow Amount” means an aggregate amount of cash equal to $100,000.

“Subsidiary” means, with respect to any Person, any corporation a majority (by number of votes) of the outstanding shares of any class or classes of which shall at the time be owned by such Person or by a subsidiary of such Person, if the holders of the shares of such class or classes (a) are ordinarily, in the absence of contingencies, entitled to vote for the election of a majority of the directors (or persons performing similar functions) of the issuer thereof, even though the right so to vote has been suspended by the happening of such a contingency, or (b) are at the time entitled, as such holders, to vote for the election of a majority of the directors (or persons performing similar functions) of the issuer thereof, whether or not the right so to vote exists by reason of the happening of a contingency.

“Taxes” means any of the following imposed by or payable to any Governmental Entity: any income, gross receipts, license, payroll, employment, excise, severance, stamp, business, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), capital stock, franchise, profits, withholding, social security (or similar tax), unemployment, disability, real property, personal property, sales, use, transfer, registration, or value added tax, any alternative or add-on minimum tax, any estimated tax, and any levy, impost, duty, assessment or withholding, in each case including any interest, penalty, or addition thereto, whether or not disputed.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, to be filed (whether on a mandatory or elective basis) with any Governmental Entity responsible for the collection or imposition of Taxes.

“Warrant Documents” means any and all documents, contracts, agreements and/or letter agreements concerning the grant, issuance, modification or amendment of a Company Warrant.

“WC/Indemnity Escrow Amount” means an aggregate amount of cash equal to $1,750,000.

Section 9.3. References to Dollars. All references to “$” or “dollars” are to United States currency.

ARTICLE 10

MISCELLANEOUS PROVISIONS

Section 10.1. Amendments. This Agreement may be amended only pursuant to an agreement in writing between the Parent, on the one hand, and the Stockholder Representatives, on the other hand, provided that such written agreement states that it is an amendment of this Agreement.

Section 10.2. Expenses. All expenses incurred by any party hereto shall be borne by the party incurring the same. In the event of any dispute among the parties hereto, the prevailing party shall be entitled to recover all reasonable legal fees and expenses incurred in connection with such dispute from the non-prevailing party.

Section 10.3. Notices. Any notice expressly provided for under this Agreement shall be in writing, and shall be deemed to have been duly given if (a) delivered personally (effective upon delivery), (b) mailed by registered or certified mail, return receipt requested, postage prepaid (effective five (5) days after dispatch), (c) sent via a reputable, established courier service that guarantees next business day delivery (effective the next business day after delivery to such courier) or (d) sent via telecopier followed within 24 hours by confirmation by one of the foregoing methods (effective upon the transmission of the telecopy in complete, readable form) addressed as set forth below. Any party and any representative designated below may, by notice to the others, change its address for receiving such notices.

Address for notices to the Parent and/or the Acquirer:

Bel Fuse Inc.
206 Van Vorst Street
Jersey City, New Jersey 07302
Attn: Mr. Daniel Bernstein and Mr. Colin Dunn
Fax: (201) 432-9542

with a copy to:

Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068
Attn: Peter H. Ehrenberg, Esq.
Fax: (973) 597-2351

Address for notices to the Company, the Company Stockholders, the Company Warrant Holders, the Company Optionholders and/or the Stockholder Representatives:

Galaxy Power Inc.
155 Flanders Road
Westborough, MA 01581
Attn: Lou DeBartelo, President

with copies to:

  Robert W. Chmielinski, Esq.
                  25 Walnut Street, 3rd Floor
                  Wellesley, MA 02481

and

Bowditch & Dewey, LLP
311 Main Street, P.O. Box 15156
Worcester, MA 01615-0156
Attn: George W. Tetler III, Esq.

Section 10.4. Assignment and Benefits of Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors, but may not be assigned by any of the foregoing without the written consent of the others. Except as aforesaid and except for provisions set forth in this Agreement which purport to grant rights to Persons who are not parties hereto, nothing in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their successors and assigns, any rights under or by reason of this Agreement.

Section 10.5. Entire Agreement. This Agreement, including all Exhibits, Schedules and Recitals hereto, contains the entire understanding of the parties, supersedes all prior agreements and understandings relating to the subject matter hereof and thereof.

Section 10.6. Severability. In the event that any covenant, condition, or other provision herein contained is held to be invalid, void, or illegal by any court of competent jurisdiction, the same shall be deemed to be severable from the remainder of this Agreement and shall in no way affect, impair, or invalidate any other covenant, condition, or other provision contained herein.

Section 10.7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the Commonwealth of Massachusetts, without reference to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 10.8. Section Headings; Singular and Plural, Etc. All enumerated subdivisions of this Agreement are herein referred to as “Section” or “Subsection.” The headings of Sections or Subsections are for reference only and shall not limit or control the meaning thereof. Whenever a singular number is used herein where required by context, the same shall include the plural, and the neutral gender shall include the masculine and feminine genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.”

Section 10.9. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Each of the parties hereto represents to the other party hereto that it has discussed this Agreement with its counsel. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 10.10. Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 10.11. Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to seek specific performance on the terms hereof, in addition to any other remedy at law or equity.

IN WITNESS WHEREOF, the parties hereto have duly executed this Merger Agreement as an instrument under seal as of the date and year first above written.

GALAXY POWER INC.

By: s/s Lou DeBartelo
Name: Lou DeBartelo
Title: President

BEL FUSE INC.

By: s/s Colin Dunn
Name: Colin Dunn
Title: Vice President

BEL WESTBORO INC.

By: s/s Colin Dunn
Name: Colin Dunn
Title: Vice President